CUE ENERGY RESOURCES LIMITED



ANNUAL REPORT
2009

HIGHLIGHTS
FOR 2009

Papua New Guinea

- SE Gobe oil production above budget
- LNG project moves towards sanction

Indonesia

- Oyong oil production continues on budget
- Oyong gas development nears completion
- Wortel Plan of Development submitted to government

New Zealand

- Maari oil production begins
- Maari Moki development drilling completed
- Additional Maari M2A development well approved
- Manaia -1 appraisal well approved

Australia

- 3D & 2D Seismic in WA-389-P
- Free carry through Zeus - 1 well in WA-361-P
- Additional 3D seismic in WA-360-P





FORECAST
FOR 2010

Net Oil Production Forecast
Barrels of Oil Per Year X 1000



700
600
500
400
300
200
100
0
2009
2010
2011
2012
2013
2014
2015

Cue estimate
¤ Cue entitlement estimate (after government take)

Net Gas Production Forecast
Billion Cubic Feet Per Year



5.0
4.0
3.0
2.0
1.0
0
2009
2010
2011
2012
2013
2014
2015

Cue entitlement estimate after government take, using contract and estimated gas prices.

INSIDE

Photos courtesy of Santos, OMV, Oil Search





CHAIRMAN'S OVERVIEW
RICHARD TWEEDIE

In early 2009 Cue's oil production increased substantially when oil production from the Maari field in New Zealand began. Cue now has oil production in three countries and over the next eighteen months will see gas production begin from two fields in Indonesia, one around the end of the third quarter 2009.

Cue, however, has not been immune to the downward pressure on revenue due to the dramatic decrease in the price of crude oil over the past year.

Our operating production margin was A$22 million and the net result before impairment, despite the lower oil prices, was A$6 million profit versus the record profit of A$11.7 million last year. However, this year we made a loss after income tax of A$20.9 million. The net loss was primarily as a result of prudent impairment write down of exploration expenditure in the Sampang PSC in Indonesia of A$11 million and in PPL190, Papua New Guinea of $15.6 million, in what was anticipated to be a lower oil price environment over the next few years.

Our investment in the Maari field has been an outstanding success and we expect significant incremental oil production from other Maari reservoirs and from the nearby Manaia oil discovery.

In **Papua New Guinea,** the SE Gobe oil field provided ongoing revenue for Cue of A$5.2 million (2008: A$8.3 million) on net sales of 55,681 barrels (2008: 76,031 barrels). The decreased revenue reflects the steady anticipated decline in field production and the reduction in the average price of oil from US$101 per barrel in 2008 to US$70 per barrel for the current year.

We are pleased to note the progress by various companies to develop PNG gas for LNG export and for other uses. In our view these initiatives will add value to Cue's substantial gas resources in the country and will vindicate our policy of retaining an interest in these resources over the last several years.

In **Indonesia** oil production from the Oyong field generated cash flow for the year of A$19.9million (2008: A$30 million for 9 months). The reduced income reflects the anticipated production decline for the field and the reduced average realised oil price of US $74per barrel.

The Oyong gas phase development is nearing completion and we expect first gas production around the end of the third quarter 2009.

A plan of development has been submitted to the Indonesian authorities for the Wortel gas field and gas production is now expected to begin in first quarter 2011, depending on when approval is given.

In **New Zealand,** the Maari oil field began production in February 2009, with development drilling completed in August 2009. At the end of the financial year Cue had sold 77,978 barrels giving A$5.3million revenue. The planned initial oil production rate has now been exceeded with the field producing at close to 40,000 barrels of oil per day.

Two additional wells are being drilled from the platform to develop the shallower Maari M2A sands and to appraise the nearby Manaia oil discovery. These wells are expected to provide additional oil reserves to the Maari development and will help sustain the oil production rate.

In **Australia,** exploration continued in our five Carnarvon Basin permits and in our two Bass Basin permits. Cue acquired 3D and 2D seismic in one of the Carnarvon permits and MEO Australia drilled the unsuccessful Zeus – 1 well in another, at no cost to Cue.

We extended MEO's farmin drill commitment date for one year in the return for the acquisition by MEO of additional 3D seismic over the Artemis prospect in WA-360-P.

In the Bass Basin our farminee Beach Petroleum experienced mechanical difficulties commencing the drilling of the Spikey Beach -1 well and again spudded the well in early September 2009. No hydrocarbons were present and the well was plugged and abandoned.

General

Cue is steadily monetizing its significant portfolio of development and appraisal opportunities, and in 2009 I am very pleased to report that substantial gains were achieved. In the medium term we expect that success in our quality exploration areas will provide additional growth and, in the longer term, our significant volumes of natural gas should provide long lived revenue for your company.

I believe that Cue is in a strong position for growth and our recent successful capital raising will assist this.

I thank shareholders for their continued support over the year and all of our staff for their hard work and loyalty to the company.

Richard Tweedie
Chairman
25th September 2009



JOINT VENTURES INTERESTS



PAPUA NEW GUINEA

PDL 3

* Santos	15.921718%
SHP	40.149650%
Oil Search	36.35974%
Cue	**5.568892%**
(SE Gobe Unit	3.285651%)
PRG	2.0%

PPL 190

* Oil Search	62.556%
Murray	26.497%
Cue	**10.947%**

PRL 9

* Santos	42.553%
Oil Search	42.553%
Cue	**14.894%**

PRL 8

* Oil Search	60.71%
Mosaic	28.57%
Cue	**10.72%**

AUSTRALIA

Bass Basin Permits

T/37P, T/38P(ii)

* **Cue**	**50%**
Exoil	50%

Carnarvon Basin Permits

WA-389-P

* **Cue**	**100%**

WA-359-P

* MEO	60%
Exoil	20%
Cue	**20%**

WA-360-P(iii)

* MEO	60%
Gascorp	20%
Cue	**20%**

WA-409-P

* **Cue**	**50%**
Gascorp	50%

WA-361-P

* MEO	70%
Gascorp	15%
Cue	**15%**

Ashmore Cartier Permit

AC/RL7

* PTTEP	80%
Cue	**20%**

NEW ZEALAND

Maari Oil Field

PMP 38160

* OMV	69%
Todd	16%
Horizon	10%
Cue	**5%**

PEP 38413

* OMV	69%
Todd	16%
Horizon	10%
Cue	**5%**

INDONESIA

Sampang PSC(i)

* Santos	45%
SPC	40%
Cue	**15%**

(i) 8.181878% in the Jeruk field.

(ii) 10% working interest in the Spikey Beach block.

(iii) Cue's interest will reduce to 15% if MEO commits by 31 December 2009 to drill a well.

* Operator



CHIEF EXECUTIVE OFFICER'S REVIEW

The Papua New Guinea oil production from the SE Gobe field continued at above budget rates.

In Indonesia oil production continued from the Oyong field and the gas development phase of the field was substantially completed. A plan of development for the Wortel gas field was submitted for government approval.

In New Zealand oil production began from the Maari oil field and development of the field was substantially completed.

In Australia we acquired seismic in exploration permits and participated in the Zeus – 1 well at no cost.

The following information provides further detail about our ventures and projects.

PAPUA NEW GUINEA

Production

Cue's share of oil production from the SE Gobe field for the financial year was 55,681 barrels (2008: 76,031). The oil production rate for the calendar year to the end of June 2009 averaged approximately 5,200 barrels of oil per day with Cue's share being 170 barrels of oil per day. The field has been producing for eleven years and, as expected, the production rate continued to decline, but at a slower rate than predicted.

Oil Search, the operator, has estimated field oil reserves at 31 December 2008 to be;

Million Barrels of Oil (Gross)

	Ultimate Recovery	Cumulative Production to 31 Dec 2008	Remaining to be produced (Cue Share)
Proved (1P)	41.673	38.861	2.811 (0.134)
Proved + Probable (2P)	43.523	38.861	4.662 (0.153)
Proved, Probable & Possible (3P)	45.263	36.861	6.402 (0.210)

These reserves are consistent with SPE guidelines and definitions.

Between 31 December 2008 and 30 June 2009 a further 796,900 barrels of oil were produced with Cue's share being 26,182 barrels of oil. At 30 June 2009, Cue's share of remaining to be produced proved and probable oil was 127,000 barrels.

The gross recoverable contingent gas resource volume remained at 176 billion cubic feet (2C).



Exploration

A retention license application over the area covering the Cobra, Bilip and Iehi discoveries was submitted to the PNG authorities.

Gas

Drilling of the Barikewa – 3 appraisal well has been delayed pending expected acquisition late in 2009 of additional 2D seismic data to assist in locating the well.

During the year, the Exxon Mobil PNG LNG project moved steadily towards a project approval decision, which is expected in late 2009.

Other initiatives by various operators to commercialize non LNG project gas were announced during the year.

These various initiatives are steadily moving PNG gas towards commercialization and in Cue's opinion are increasing the value of its interests in the SE Gobe field gas cap, in the Kimu gas field and in the Barikewa gas field.

Papua New Guinea Location Map


Mt Hagen
POL 3
PRL 190
PRL 8
PRL 9
0
50
KILOMETRES
PORT MORESBY
LOCATION
PAPUA NEW GUINEA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Oil pipeline
Proposed pipeline to Port Moresby



CHIEF EXECUTIVE OFFICER'S REVIEW

INDONESIA

Production

Oil Production from the Oyong field continued during the year with Cue's share of oil production for the financial year ending 30 June 2009 being 197,601 barrels.

Santos Limited, the operator for the field, estimated gross oil and gas reserves as at 31 December 2008 to be;

		Oil (million bbl)			Gas (BCF) (1)		
		1P	2P	3P	1P	2P	3P
In Place Volumes		39	55	75	130	144	159
Ultimate Recovery		4.27	6.0	7.14	92	103	108
Cumulative Production to 31 Dec 08		3.04	3.04	3.04	-	-	-
Remaining Reserves as at 31 Dec '08							
Oil	Developed	1.23	2.96	4.1	-	-	-
	Cue Share	0.16	0.39	0.54	-	-	-
Gas	Undeveloped (2)	-	-	-	92	103	108
	Cue Share	-	-	-	12	14	14

(1) For gas, estimates of in-place and recoverable volumes include both free gas and solution gas, and recoverable volume estimates are shown as "Sales Gas" figures.

(2) Gas reserves are categorized as "undeveloped" pending completion of the Phase 2 facilities.

These reserves are consistent with SPE guidelines and definitions.

Oil Production between 31 December 2008 and 30 June 2009 was 716,926 barrels (2P).

Remaining to be produced at 30 June 2009 was 2.243 million Barrels (2P) with Cue's share being 0.292 million Barrels (2P).



Development

The gas development phase for the Oyong field progressed substantially during the year. The offshore gas pipeline was installed and construction of the onshore processing facilities at Grati in East Java was largely completed.

First gas production is expected in late third quarter 2009 to PT. Indonesia Power under the terms of an existing contract.

A plan of development for the Wortel gas field was submitted to BPMIGAS for approval in April 2009. The plan is to develop Wortel using an unmanned well head platform with two development wells and a seven kilometre pipeline to the Oyong facilities.

Joint Venture approval of the field development is expected in the fourth quarter 2009 with first gas production in the first quarter of 2011.

Wortel is currently assessed to contain recoverable gas volumes of 60 – 100 – 130 billion cubic feet in low, mid and high cases.

Exploration

Evaluation of the remaining potential of the contract area continued during the year.

Sampang PSC - Indonesia


Java Sea
Madura
Bangkalan
Sumenep
Sampang
Pamekasan
Surabaya
Sampang PSC
Area I
Area II
Area III
Area IV
Oyong Field
BD Field
Madura Offshore PSC
East Java Gas Pipeline
0
20
KILOMETRES
Pasuruan
Madura Strait
Grati
Probolinggo
Java
LOCATION
MALAYSIA
INDONESIA
LEGEND
Oil Field
Gas Condensate Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play



CHIEF EXECUTIVE OFFICER'S REVIEW

NEW ZEALAND

Maari Oil Field

Oil production began from the Maari oil field in February 2009 and by 30 June 2009 1,559,600 barrels of oil had been produced with Cue's share being 77,978 barrels.

Development drilling of the primary Moki formation reservoir was completed in mid August 2009, at which time all five oil wells were on stream and the average daily oil production rate had reached around 40,000 barrels of oil per day. The planned three water injection wells had been drilled and at year end were injecting water for reservoir pressure maintenance.

P50 recoverable oil from the Moki formation reservoir is estimated by OMV, the operator, to be 45-50 million barrels (Cue share 2.25 – 2.5 million barrels). Oil is present in the shallower M2A sands and oil and gas in the deeper Mangahewa Formation.

A production well commenced drilling into the M2A sands in early September 2009, following the setting of 9 5/8" casing at 6,385mMD in the Manaia -1 appraisal well. The M2A sands lie approximately 50 metres above the Moki reservoir and have a mid case potential to contain 43 million barrels of oil in place. Drilling of the Manaia -1 well will be completed after the M2A well is finished.

Manaia

The Manaia – 1 appraisal well is being drilled as an extended reach well from the Maari platform. The well is targeting the Mangahewa formation which flowed 575 barrels per day in the Maui – 4 discovery well. Manaia is assessed to have mean oil in place of 58 million barrels within the Mangahewa reservoir. In a success case the Manaia – 1 well will be produced through the Maari field facilities.

PEP 38494

In August 2008, Cue farmed into the PEP38494 exploration permit which lies directly south of Maari and Manaia for a 20% interest. The Matariki -1 well which was planned for 2009 was not drilled and the permit lapsed on 26 August 2009.



Maari Oil Field - New Zealand



New Plymouth
McKee
Kaimiro
Goldie
Ngatoro
Tariki
Ahuroa
Oaonui
Tui
Kapuni
Waihapa-Ngaere
Maui 'A'
Maui 'B'
Rimu
Kauri
Kupe
PEP 38413 (CUE 5%)
PMP 38160 (CUE 5%)
Maari
Manaia
0 20km
LOCATION
NEW ZEALAND
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
MAARI-MANAIA JV
OMV 69% (Op)
Todd 16%
HZN 10%
CUE 5%



CHIEF EXECUTIVE OFFICER'S REVIEW

AUSTRALIA

Bass Basin

Cue has a 50% interest in, and operates two exploration permits T/37P and T/38P in the Bass Basin of Southern Australia. Beach Petroleum Limited has farmed into a portion of T/38P and in late 2008 attempted to drill the Spikey Beach-1 well using a jackup drilling rig. The rig was unable to safely jackup due to sea floor conditions and the attempt to drill was abandoned. Beach drilled the well in September 2009 using a semi submersible drilling rig. Cue retained a 10% no cost interest in the well. No hydrocarbons were present and the well was plugged and abandoned.

During the year Cue processed and interpreted the 3,660 kilometres of 2D seismic that it acquired in T/37P and the non farmout portion of T/38P. Cue intends to seek a farminee to further exploration in the permits.

Bass Basin Permits - Australia


T/37P
T/38P
Spikey Beach Prospect
Smithton
Devonport
Tasmania
Launceston
0 25km
LOCATION
AUSTRALIA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in (CUE 10%)
CUE Seismic Survey Area
Gas pipeline

Carnarvon Basin

Cue has a participating interest in five contiguous exploration permits in the Outer Rankin area of the Carnarvon Basins. These permits are adjacent to and to the north of the very large producing Rankin Trend gas fields.

Cue has farmed out an interest in three of these permits WA-359-P, WA-360-P and WA-361-P to MEO Australia Limited. In early 2009 MEO drilled the Zeus-1 well in WA-361-P. Cue retained a no cost 15% interest in the well which encountered 143 metres of gross sand in the primary objective Legendre Formation, but no hydrocarbons.

Twelve month extensions to the MEO drill or drop options to 1 January 2010 were agreed for permits WA-360-P and WA-359-P. In return for the extensions, MEO acquired 250 square kilometres of 3D seismic in WA-360-P over the Artemis prospect and, contingent on success in Zeus- 1, agreed to reprocess sufficient existing 3D seismic to firm up the Hephaestus lead in WA-359-P. Cue contributed 5% to the cost of the WA-360-P 3D seismic and agreed to reduce its equity in the permit to 15% if MEO irrevocably committed to drilling a well by, January 2010. Cue would then have a no cost 15% interest in the well and a continuing 15% interest in the permit.

MEO interprets the Artemis prospect to be an extension of the nearby Wheatstone gas field and assesses Artemis to have the potential to contain around 9.5 trillion cubic feet of natural gas in place within WA-360-P.



In WA-389-P, where Cue has a 100% interest, processing of the new 350 square kilometres Rose 3D seismic survey and 117 kilometres of new 2D seismic data was undertaken and was continuing at year end. The new seismic data was acquired over large tilted fault blocks near the current shelf edge. These fault blocks have the potential to contain more than two trillion cubic feet of recoverable gas in a mid case and as much as nine trillion cubic feet in a high side case. Cue is seeking a farminee to drill an exploration well.

In WA-409-P, where Cue operates and has a 50% interest, the existing technical data was reevaluated and incorporated into a reviewed assessment of the hydrocarbon potential of the permit.

Ashmore Cartier

Cue holds a 20% interest in the Retention Lease AC/RL7 over the Cash – Maple gas field in the Timor Sea. During the year PTTEP Australia, the operator reprocessed the existing Onnia 3D seismic that covers the field and integrated the data into a revised interpretation of the field. PTTEP also continued to study ways in which the field could be commercialized.

Robert J. Coppin
Chief Executive Officer

Carnarvon Basin Permits - Australia


WA-389-P
WA-409-P
WA-359-P
WA-361-P
WA-360-P
0
25km
LOCATION
AUSTRALIA
LEGEND
Oil Field
Gas Condensate Field
CUE Operated Permit
CUE Farmout Permit (20% interest)
Rose 3D Seismic Survey Area

Ashmore Cartier Permits - Australia


ASHMORE CARTIER AREA
AC/RL7
Cash-Maple
0
50km
LOCATION
AUSTRALIA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (20% interest)



CORPORATE GOVERNANCE
STATEMENT

Introduction

The Directors of Cue Energy Resources Limited recognize the need for high standards of corporate governance and are focused on fulfilling their responsibilities individually and as a board to all of the Company stakeholders. The following description of the governance arrangements of Cue Energy Resources Limited ("the Company") for the year ended 30 June 2009 addresses those principles set out in the 2nd edition of the ASX Corporate Governance Principles and Recommendations (Revised Recommendations).

Given the size and structure of the Company, the nature of its business, the stage of its development and the cost of strict and detailed compliance with all of the recommendations the Company has adopted some modified systems, procedures and practices which it considers allow it to meet the principles of good corporate governance.

The Company practices aim for consistency with those of the guidelines and its recommendations. The Company considers that its adopted practices are appropriate to it in this regard. At the end of this Corporate Governance Statement a table is included detailing the recommendations with which the Company does not strictly comply.

The following detail addresses the Company practices in complying with the principles.

Principle 1: Laying Solid Foundations for Management and Oversight

The role of the Board is to lead and oversee the management and direction of the Company.

After appropriate consultation with Executive management, the Board:

- defines and sets its business objectives. It subsequently monitors performance and achievements of the Company's objectives;
- oversees the reporting on matters of compliance with corporate policies and laws, takes responsibility for risk management processes and a review of Executive management, remuneration practices and insurance needs, of the Company;
- monitors and approves financial performance and budgets; and
- reports to shareholders.

The Board regularly discusses and reviews its performance. The chairperson also discusses with each Director their requirements, performances and aspects of involvement in the Company. The Directors discuss and evaluate the role fulfilled by management individually and together. This is reviewed against the discussed and agreed objectives of the Company and the effectiveness in carrying out those objectives.

Each member of the Board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company. One third of the Directors retire annually and are free to seek re-election by shareholders.



Principle 2: Structuring the Board to Add Value

Composition of the Board

The ASX Corporate Governance Council recommends that composition of the Board be determined so as to provide a Company with a broad base of industry, business, technical, administrative and corporate skill and experience considered necessary to represent shareholders and fulfill the business objectives of a Company.

The recommendations of best practice are that a majority of the Directors and in particular the chairperson should be independent. An independent Director is one who:

- does not hold an executive position;
- is not a substantial shareholder of the Company or an officer or otherwise associated directly or indirectly with a substantial shareholder of the Company;
- has not within the last 3 years been employed in an executive capacity by the Company or another group member or been a Director after ceasing to hold such employment;
- is not a principal of a professional adviser to the Company or another group member;
- is not a significant supplier or customer of the Company or another group member, or an officer of, or otherwise associated directly or indirectly with a significant supplier or customer;
- has no significant contractual relationship with the Company or any other group member other than as a Director of the Company; and
- is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the Directors ability to act in the best interests of the Company.

It is considered that a majority of independent Directors is not the optimal composition to add value to your Company. This is due to the size and nature of the Company's business and risk profile of the Company. Corporate Governance practices are in place to support competent and objective operation of the Board and to provide investor assurance in relation to Board decision making.

Nomination of Other Board Members

The board at least annually reviews its composition to determine if additional core strengths are required to be added to the board in light of the nature of the Company businesses and its objectives. The Board does not believe that at this point in the Company's development it is necessary to appoint additional Directors.

Independent Advice

Each of the Directors are entitled to seek independent advice at Company expense to assist them to carry out their responsibilities.

Principle 3: Promotion of Ethical and Responsible Decision-Making

Directors, officers, employees and consultants to the Company are required to observe high standards of behaviour and business ethics in conducting business on behalf of the Company and they are required to maintain a reputation of integrity on the part of both the Company and themselves. The Company does not contract with or otherwise engage any person or party where it considers integrity may be compromised.

Directors are required to disclose to the board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Director or the interests of any other party in so far as it affects the activities of the Company and to act in accordance with the Corporations Act if conflict cannot be removed or if it persists. That involves taking no part in the decision making process or discussions where that conflict does arise.

Directors are required to make disclosure of any share trading. The Company policy in relation to share trading is that officers, employees and contractors are prohibited to trade whilst in possession of unpublished price sensitive information concerning the Company. That is information which a reasonable person would expect to have a material affect on the price or value of the Company shares. An officer must discuss the proposal to acquire or sell shares with the chairman prior to doing so to ensure that there is no price sensitive information of which that officer might not be aware. The undertaking of any trading in shares must be notified to the Company secretary who makes disclosure to ASX.

Principle 4: Safe Guarding Integrity in Financial Reporting

An Audit Committee has been established.

The committee consists of the following:
EG Albers (Chairman) - Resigned 04/09/09
(A replacement has not yet been elected)
L Musca
RG Tweedie

The main responsibilities of the Audit Committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory Australian and Port Moresby Stock Exchanges requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The Chief Executive Officer and the Chief Financial Officer are required to state in writing that the Company's Financial Reports present a true and fair view in all material respects of the Company's financial condition and operational results in accordance with relevant accounting standards.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees for non audit services, is provided in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Board.

Each board member has access to the external auditors and the auditor has access to each Board member.

Principle 5: Making Timely and Balanced Disclosure

The Public Officer A. Knox, has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirement in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All material information concerning the Company, including its financial situation, performance, ownership and governance are posted on the Company web site to ensure all investors have equal and timely access.

Principle 6: Respecting the Rights of Shareholders

The Board recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company.

All shareholders receive a copy of the Company's annual report and both the annual and half yearly reports are posted on the Company's web site.

Quarterly reports are prepared in accordance with ASX listing rules. A copy is posted on the Company's web site.

Regular updates on operations are made via ASX releases.

Information on the Company is posted on the Company's website. When analysts are briefed on aspects of the Company's operation, the material used in the presentation is released to the ASX and posted on the Company's website.

The Company upgraded its website during the past year. The website includes the option for shareholders to contact the Company for direct email updates of Company matters.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 7: Recognising and Managing Risk

The Board is responsible for reviewing and approving the Company's risk management systems and internal controls by working in conjunction with management to ensure that the Company continues to develop appropriate and sound systems and strategies for risk management, including the appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Risk Management

Three key risks for the Company are exploration success; and oil and gas prices and markets.

The issue with exploration is one of balancing the potential rewards with the cost of information and the cost of drilling a dry hole. The Company employs a number of strategies to mitigate its risks including farming out prospects which do not meet its risk profile, and acquiring 3D seismic in order to better define prospects. The Company utilises industry standard software to evaluate prospect economics. Another way in which the Company reduces its exploration risk is by peer review of prospects both internally and by co-venturers.

The Company is subject to commodity and currency price fluctuation through the sale of crude oil denominated in $US. The Company constantly monitors crude oil price swaps and currency option contracts available to manage its commodity price risk.

The Board is responsible for approval of acquisition and disposal of exploration and development interests. The Board is also responsible for overseeing identification and development of strategies to mitigate price risk, including hedging and also asset protection and potential liabilities via insurance.

The Company has in place internal control processes, and undertakes such modifications as are necessary to ensure reasonable levels of control are maintained.

Authorisation of equity raisings, entering into debt facilities and major capital expenditure or commitments require Board approval. All routine operating expenditures are the responsibility of management in accordance with programmes and budgets approved by the Board.

The Company currently has a staff of seven, which does not include an internal audit function. In relation to its responsibilities the Board's consideration includes the following:

- Review of internal controls and recommendations of enhancements
- Monitoring of compliance with the Corporations Act 2001, Australian Stock Exchange, Australian Taxation Office and Australian Securities Investments Commission requirements
- Improving the quality of the management and accounting information
- Follow-up and rectification by management of deficiencies or breakdown in controls or procedures.

Occupational Health, Safety & Environment (OHS&E)

The Board has determined that due to its small size it would not be efficient to maintain a separate Occupational Health, Safety & Environment Committee and Nomination Committee. The responsibilities generally performed by these Committees are assumed by the Board.

Principle 8: Remunerate Fairly and Responsibly

A Remuneration and Nomination Committee has been established.

The committee consists of the following:
L Musca (Chairman)
RG Tweedie

The Remuneration and Nomination Committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the Company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits, shares and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on Directors' and Executives' remuneration is set out in the Director's Report and Remuneration Report.

Table of Departures and Explanations (from the Recommendations of the ASX Corporate Governance Council)

	Departure (from Recommendation)	**Explanation**
2.1	Not all of the Directors satisfy the test of independence. Most Directors have substantial shareholdings in the Company.	Given the nature and size of the Company, its business interests and the stage of development, the Board is of the view that there is a broad mix of skills required and that given their experience each of the Directors are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
2.2	The former Chairman whilst a Non-Executive Director has a substantial associated shareholding in the Company and does therefore not meet the test of independence.	The Board considers that the former Chairman was capable of acting independently and was sufficiently experienced to fulfil that role. The Board is in the process of selecting a replacement Chairman.
3.1	No formal code of conduct has been established as to practices necessary to maintain confidence in the Company integrity or as to reporting and investigating unethical practices.	It is not considered that a code of conduct or reporting guide is yet necessary. The principles are followed.
4.2	The majority of members of the audit committee are not independent directors, as defined.	The Board considers that each of the members are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
4.3	The Audit Committee does not have a formal charter.	Given the size of the Company, the entire Board works intimately with the management and Audit Committee. The Board feels that adequate procedures are in place that a formal audit charter is not necessary at this time.
5.1	No written policy and procedure exists to ensure that compliance with ASX Listing Rules disclosure requirements are met at senior management level.	There are only two senior Executives of the Company and the board does not consider that a written policy is at this time required. It will be reviewed as the activities of the Company increase.
6.1	The Company ensures continuous disclosure is met but has no further formally designed or disclosed communication strategy with shareholders.	The Board is conscious of the need to continually keep shareholders and markets advised. The procedures adopted within the Company, although not written, are weighted towards informing shareholders and markets.
7.1 and 7.2	There has been no written implementation of policy on risk oversight and management or for senior management to make statements to the Board concerning those matters. However senior management makes regular written reports on risk assessment to the Board.	Given the nature and size of the Company, its business interests and the involvement of all Directors who all have business management skills, it is not considered necessary to establish this practice at this time.
8.1	There has been no formal disclosure of the process for performance evaluation of the Board, committees, individual Directors and key Executives.	Given the size of the Company and the involvement of all three Directors a policy has not to date been required. The Directors continually monitor and discuss performance.



ANNUAL REPORT OF DIRECTORS

Your Directors present their report on the Company and its controlled entities ("the Group") for the financial year ended 30 June 2009.

Directors

The names of Directors of the Company in office during the year and up to the date of this report were:

Richard G. Tweedie
Leon Musca
E. Geoffrey Albers – Resigned 04/09/09
Andrew M. Knox – Appointed 16/09/09

Company Secretary

Andrew M. Knox

Principal Activities

The principal activities of the group is petroleum exploration, development and production. There has been no significant changes in the nature of these activities during the year.

Cue Energy Resources Limited ('Cue') is listed on the Australian Stock Exchange and the Port Moresby Stock Exchange. The Company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

Principal Place of Business

Level 21
114 William Street
Melbourne 3000
Australia

Registered Office

Level 21
114 William Street
Melbourne 3000
Australia

Dividends

No dividends were paid to members during the financial year (2008: NIL) or have been approved subsequent to balance date.

Changes in State of Affairs

During the financial year, there was no significant change in the state of affairs of the consolidated entity.

2008/2009 Results

Consolidated entity revenue for the year ended 30 June 2009 was $32.543M (2008: $38.845M).

Consolidated entity expenses totalled $53.448M (2008: 23.301M) including production and amortisation expenses and impairment write downs.

The operating (loss)/profit before income tax expense for the year was ($20.905M) (2008: Profit $15.544M). Consolidated entity tax/benefit(expense) for the year was $0.013M (2008: ($3.825M)). Consolidated entity (loss)/profit after income tax expense was ($20.892M) (2008: Profit $11.719M).

Review of Operations

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 55,681 barrels (2008: 76,031 barrels). The field average oil production for calendar year 2009 to June 30 was approximately 5,200 barrels of oil per day (Cue's net interest approximately 170 barrels of oil per day).

The Cobra – IA exploration well in PPL190 reached a total depth of 2,836 metres after being sidetracked three times. The well penetrated an approximately 34 metre column of gas and condensate in the Hedina Sandstone.

Indonesia

Cue's net share of oil production from the Oyong field for the year was 197,601 barrels (2008: 257,211 barrels)

The gas development phase for Oyong continued through the year and was nearing completion at year end with first gas production expected around the end of the third quarter 2009.



New Zealand

Oil production for the Maari field began in February 2009. Cue's net share of oil production to June 30, 2009 was 77,978 barrels.

Development drilling on the field continued during the year with four of the planned five oil production wells and all three of the planned water injection wells having been drilled by 30 June 2009.

In August 2008, Cue farmed into PEP 38494 in the Taranaki Basin for a 20% interest. The Matariki – 1 well was not drilled and the permit lapsed on 26 August 2009.

Australia

During the year, MEO Australia Pty Ltd (MEO) drilled the Zeus – 1 well in WA 361P. Cue retained a 15% no cost interest in the well. Zeus -1 encountered reservoir sand in the Calypso and Legendre Formations but no hydrocarbons.

Cue agreed to extend the MEO drill or drop options in WA 359P and WA 360P to 30 December 2009 in return for seismic reprocessing, if Zeus – 1 were to be successful, in WA 359P, and a 250 square kilometre 3D seismic survey in WA 360P.

In the second half of 2008, 350 square kilometres of 3D seismic and 117 kilometres of 2D seismic were acquired by Cue in WA 389P.

In late 2008, Beach Petroleum unsuccessfully attempted to drill the Spikey Beach – 1 well in T/38P using a jack up drilling rig. Due to sea floor conditions, the rig was unable to safely jackup and was demobilized from the location. Beach Petroleum drilled the Spikey Beach – 1 well using a floating drilling rig during September 2009. The well did not encounter any hydrocarbons and was subsequently plugged and abandoned.

	Year ended 30 June 2009	**Year ended 30 June 2008**
Net Tangible Assets Per Share – cents	7.8	8.8
Production Volumes		
Barrels (SE Gobe)	55,681	76,031
Barrels (Oyong)	197,601	257,211
Barrels (Maari)	77,978	-

Shareholders' Equity & Capital Structure

Total Shareholders' Equity as at 30 June 2009 was $66.401M (2008: $87.077M). At balance date Cue had issued share capital of $141.8M (2008: $141.8M).

The total number of shares on issue at 30 June 2009 was 628,239,007(2008: 628,239,007).

Options and Other Rights of Conversion

Options

As at 30 June 2009 and at the date of this report, the following options were outstanding:

Unlisted

6,800,000 unlisted options to senior management and employees over fully paid ordinary shares. Options are exercisable as follows:

Number of Options	Exercise Price (cents)	Expiry Date
333,333	35	19/04/12
1,000,000	35	01/06/10
1,033,334	20	19/04/12
1,366,667	22.5	19/04/12
1,700,000	15	19/04/12
1,366,666	25	19/04/12

During the year and up to the date of this report, no employee options either expired or lapsed.

Shares Rights Granted

During the year and up to the date of this report, rights to 150,000 ordinary shares were granted to an employee. The shares have not been issued and the share rights will not vest until 01/01/11 based on the employee's continued tenure of employment. Details of share rights granted are as follows:

No. of Shares	Exercise Price	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value $
150,000	Nil	01/10/08	n/a	n/a	01/01/11	n/a	n/a	n/a	8,438

Options Granted

During the year ended 30 June 2009, the following options were issued to senior management and employees:

Issuing Entity	Number of shares under option	Class of Shares	Exercise Price of Option	Expiry Date of Options
Cue Energy Resources Limited	1,700,000	Ordinary	15 cents	19/04/2012
	333,334	Ordinary	22.5 cents	19/04/2012
	333,333	Ordinary	25 cents	19/04/2012
	333,333	Ordinary	35 cents	19/04/2012

Other than those disclosed above, there were no other rights of conversion and no further options have been issued since the end of the financial year. During the period, no options were converted to ordinary shares. Since the end of the financial year, no options have been converted to ordinary shares.

Environmental Regulation and Performance

The Group holds participating interests in a number of exploration and production titles as detailed in Notes 13 and 15 to the financial statements. The various authorities granting such licences require the holder to comply with the directions and terms of the grant of the licence.

The Group aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the Group's environment policies are adhered to and to ensure that the Group is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2009 financial year.

There have been no significant known breaches of the Group's licence conditions during the 2009 financial year.

Future Developments

The particular information required by Section 299(1) (e) of the Corporations Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the economic entity.

Directors Meetings

The following table sets out the number of meetings of the Board of Directors held during the year and the number of meetings attended by each Director.

	Board		Audit Committee		Remuneration and Nomination Committee	
	Held	Attended	Held	Attended	Held	Attended
Richard G. Tweedie	6	5	2	2	1	1
Leon Musca	6	6	2	2	1	1
E. Geoffrey Albers	6	6	2	2	N/A	N/A

Information on directors and key management personnel, including qualifications and experience is as follows:

Directors:	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in shares and options of Cue Energy Resources Limited at the date of this report	
			Direct	Indirect
R.G. Tweedie (63 years)	LL.B Managing Director of Todd Petroleum Mining[ii] Company Limited - *Appointed 04/09/1987* Director of Cue Energy Resources Limited[i] - *Appointed 16/07/2001*	Chairman of Board of Directors Member of Remuneration and Nomination Committee Member of Audit Committee	3,088,539 Nil options	189,023,314
E.G. Albers (65 years)	LL.B, FAICD Director of Octanex NL *Appointed 02/10/1984* Director of Moby Oil & Gas Limited[i] *Appointed 12/10/2003* Director of Bass Strait Oil Company Limited[i] - *Appointed 09/04/1981* Director of Cue Energy Resources Limited[i] - *Appointed 14/08/2001 Resigned 04/09/2009*	Non-Executive Director Chairman of Audit Committee Resigned 04/09/2009	9,167,533 Nil options	48,414,412
L. Musca (66 years)	LL.B Barrister and Solicitor Director of Cue Energy Resources Limited[i] - *Appointed 17/11/1999*	Independent Non-Executive Director Chairman of Remuneration and Nomination Committee Member of Audit Committee	12,771,227 Nil options	Nil
Executives:				
R.J. Coppin	B.Sc (Hons) Director of Cue Energy Holdings Limited	Chief Executive Officer	500,000 2,000,000 options	1,000,000
A.M. Knox	B.Com, CA, CPA, FAICD Director of Cue Energy Resources Limited - *Appointed 16/09/2009*[i] Director of all Cue Energy Resources Limited subsidiaries Director of Rimfire Pacific Mining NL - *Appointed 08/07/2005*[i]	Chief Financial Officer Company Secretary Public Officer	438,336 2,000,000 options	1,500,000

(i) Refers to ASX listed directorship held over the past three years.

(ii) Refers to unlisted public company directorships held over the past three years.

No shares in subsidiary companies are held by the Directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

ANNUAL REPORT OF DIRECTORS

Remuneration Report (Audited)

This remuneration report, which forms part of the directors report, sets out information about the remuneration of Cue Energy Resources Limited's directors and its senior management for the financial year ended 30 June 2009.

The prescribed details for each person covered by this report are detailed below under the following headings:

A Director and Executive Details

B Remuneration Policy

C Details of Remuneration of Directors and Executives

D Share Based Remuneration

E Relationship between Remuneration Policy and Company Performance

(A) Director and Executive Details

The following persons acted as directors of the company during or since the end of the financial year:

R.G.Tweedie (Chairman)

E.G. Albers (Non Executive Director) - Resigned 04/09/09

L. Musca (Non Executive Director)

A.M. Knox - Appointed 16/01/09

The term "senior management" is used in this Remuneration Report to refer to the following persons:

R.J. Coppin (Chief Executive Officer)

A.M. Knox (Chief Financial Officer/ Company Secretary)

The persons named above held their current position for the whole of the financial year and since the end of the financial year.

(B) Remuneration Policy

The Board's policy for remuneration of Executives and Directors is detailed below:

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Remuneration of Directors and Executives is based on recommendations by the Remuneration and Nomination Committee and is not based directly on the performance of the Company. The Board considers a remuneration policy based on short-term returns may not be beneficial to the long-term creation of wealth by the Company to shareholders. However, the Board is conscious of its responsibility for the performance of the Company. Directors and Executives are encouraged to hold shares in the Company to align their interests with those of shareholders. Options issued have been valued using the Black Scholes method and are not based on Company performance.

Remuneration packages contain the following key elements:-

- Primary benefits – salary/fees
- Post-employment benefits including superannuation
- Equity including share options granted as performance bonuses or in lieu of services.

No remuneration or other benefits are paid by the subsidiaries.

(C) Details of Remuneration

Compensation of Key Management Personnel – 2009:

2009	Short-Term			Post Employment			Share-Based		
Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits** $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options/ Shares $	Total Share Based Related %	Total $
Non Executive Directors									
R.G. Tweedie	-	-	-	-	-	66,640	-	-	66,640
E.G. Albers	-	-	-	33,333	-	33,319	-	-	66,652
L. Musca	33,333	-	-	-	-	33,319	-	-	66,652
Total	33,333	-	-	33,333	-	133,278	-	-	199,944
Executives									
R.J. Coppin	204,404	-	62,185	87,600	-	-	48,286	12.0	402,475
A.M. Knox	220,276	-	77,959	21,060	-	-	48,286	13.13	367,581
Total	424,680	-	140,144	108,660	-	-	96,572	-	770,056
Total remuneration of Executives and Directors	458,013	-	140,144	141,993	-	133,278	96,572	-	970,000

* Shares purchased on market as an alternative to cash salary (refer Directors Saving Plan below).
** Non performance based salary sacrifice benefits, including motor vehicle expenses.

Compensation of Key Management Personnel – 2008:

2008	Short-Term			Post Employment			Share-Based		
Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits** $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options/ Shares $	Total Share Based Related %	Total $
Non Executive Directors									
R.G. Tweedie	-	-	-	-	-	58,334	-	-	58,334
E.G. Albers	29,167	-	-	-	-	29,167	-	-	58,334
L. Musca	29,167	-	-	-	-	29,167	-	-	58,334
Total	58,334	-	-	-	-	116,668	-	-	175,002
Executives									
R.J. Coppin	216,041	-	40,533	87,600	-	-	56,726	22.7	400,900
A.M. Knox	217,776	-	62,717	22,860	-	29,986	56,726	23.3	390,065
Total	433,817	-	103,250	110,460	-	29,986	113,452	-	790,965
Total remuneration of Executives and Directors	492,151	-	103,250	110,460	-	146,654	113,452	-	965,967

* Shares purchased on market as an alternative to cash salary.
** Non performance based salary sacrifice benefits, including motor vehicle expenses.

A.M. Knox is a Director of all companies in the Group and an Executive of the parent company.

R.J. Coppin is a Director of Cue Energy Holdings Ltd and an Executive of the parent company.

No Directors, or Executives, were under contract at 30 June 2009.

(D) Share Based Remuneration

Options

Options are granted to the Executives as part of their remuneration as approved by the Directors. Options granted during the year are not related to a specific performance condition. Options are granted to reward key management personnel for their contribution to achieving specific milestones. No options were granted to Directors as part of their respective remuneration. (2008: Nil).

Options are granted under the plan for no consideration. Options granted carry no dividend or voting rights. No amounts were paid for options issued during the year.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

The number of options over ordinary shares granted to Executives in the Company as remuneration during the financial year is set out below:-

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Executives - 2009						
R.J. Coppin	1,500,000	500,000	-	-	2,000,000	2,000,000
A.M. Knox	1,500,000	500,000	-	-	2,000,000	2,000,000

	Number of Options Granted 2009	Expiry date	Vesting date	Exercise Price (cents)	Fair Value of Options at Grant Date	Date Exercisable
Executives - 2009						
R.J. Coppin	500,000	19/04/12	Immediate	15	18,850	Immediate
A.M. Knox	500,000	19/04/12	Immediate	15	18,850	Immediate

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Executives - 2008						
R.J. Coppin	1,500,000	500,000	-	500,000	1,500,000	1,166,667
A.M. Knox	1,500,000	500,000	-	500,000	1,500,000	1,166,667

	Number of Options Granted 2008	Expiry date	Vesting date	Exercise Price (cents)	Fair Value of Options at Grant Date	Date Exercisable
Executives - 2008						
R.J. Coppin	500,000	01/06/10	Immediate	35	50,000	Immediate
A.M. Knox	500,000	01/06/10	Immediate	35	50,000	Immediate

No. of Options	Exercise Price (cents)	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value Cents per Option
Details of Options Granted as Remuneration 2009									
1,000,000	15	12/02/09	11	19/04/12	Immediate	0	50%	4.5	3.8
Details of Options Granted as Remuneration 2008									
1,000,000	35	16/04/08	25.5	01/06/10	Immediate	0	27	6	10

The fair value of the options granted as part of remuneration is determined at grant date, and of the options immediately vested, the full value of the option is recognised in remuneration in the current year. Options vesting over time are expensed and recorded as remuneration over period of vesting.

Options issued have been valued using the Black Scholes method and based upon the terms and conditions upon which the instruments were granted. Estimated volatility is based on share price over the preceding 12 months.

No options were granted to Directors during the 30 June 2009 financial year.

Details of remuneration: Options

Options Granted						
Name	**Year granted**	**Vested %**	**Forfeited %**	**Financial years in which options vest**	**Minimum total value of grant yet to vest $**	**Maximum total value of grant yet to vest $**
R.J. Coppin	2009	100	-	2009	Nil	Nil
	2008	100	-	2008	Nil	Nil
	2007	100	-	2007	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	100	-	2009	Nil	Nil
A.M. Knox	2009	100	-	2009	Nil	Nil
	2008	100	-	2008	Nil	Nil
	2007	100	-	2007	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	100	-	2009	Nil	Nil

No options were forfeited during the year.

Further details relating to options are set out below.

2009	**A**	**B**	**C**	**D**	**E**
Name	**Remuneration consisting of options**	**Value at grant date $**	**Value at exercise date $**	**Value at lapse date $**	**Total of columns B-D $**
R.J. Coppin	500,000	18,850	-	-	18,850
A.M. Knox	500,000	18,850	-	-	18,850

2008	**A**	**B**	**C**	**D**	**E**
Name	**Remuneration consisting of options**	**Value at grant date $**	**Value at exercise date $**	**Value at lapse date $**	**Total of columns B-D $**
R.J. Coppin	500,000	50,000	-	-	50,000
A.M. Knox	500,000	50,000	-	-	50,000

Share Right Granted

Share rights are granted to the Executives as part of their remuneration as approved by the Directors. Share rights granted are not related to a specific performance condition. Share rights are granted to record personnel contribution to achieving specific milestones as decided by the Directors. Share rights are granted for no consideration. Share rights granted carry no dividend or voting rights.

Ordinary shares granted have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and moneys paid up on shares held. Ordinary shares entitle holders to one vote, either in person or by proxy at a meeting of the Company.

The number of ordinary shares granted to Executives in the Company during the financial year are set out below:-

There were no share right entitlements granted to Directors or Executives in 2009

Further details relating to share rights are set out below.

2008	A	B	C	D	E
Name	Remuneration consisting of rights	Value at grant date $	Value at exercise date $	Value at lapse date $	Total of columns B-D $
R.J. Coppin	200,000	51,000	-	-	51,000
A.M. Knox	200,000	51,000	-	-	51,000

Refer to note 24 of the Financial Report for the calculation of the share right entitlements.

Directors Savings Plan

Pursuant to the Directors Savings Plan, Directors are required to purchase through an appointed trustee, Cue Energy Resources Limited shares on market for a minimum of 50% of respective Directors fees. No amounts were paid for options issued during the year.

The number of ordinary shares purchased for the Directors as part of the Plan during the financial year are set out below:-

Director Shareholdings						
	Balance at start of year	Acquired during year on exercise of options	Purchases other than remuneration	Purchases as Part of Directors Savings Plan	Sales During the year	Balance at Report Date
Directors 2009						
R.G. Tweedie	2,656,972	-	-	431,567	-	3,088,539
E.G. Albers	8,078,464	-	873,286	215,783	-	9,167,533
L. Musca	12,555,444	-	-	215,783	-	12,771,227
Directors 2008						
R.G. Tweedie	2,579,877	-	-	77,095	-	2,656,972
E.G. Albers	8,039,917	-	-	38,547	-	8,078,464
L. Musca	12,516,897	-	-	38,547	-	12,555,444

(E) Relationship Between Remuneration Policy and Company Performance

Company Performance Review

The tables below set out summary information about the company's earnings and movements in shareholder wealth and key management remuneration for the five years to 30 June 2009.

Profit Performance	30 June 2009 $000's	30 June 2008 $000's	30 June 2007 $000's	30 June 2006 $000's	30 June 2005 $000's*
Revenue	32,543	38,845	9,669	9,755	6,540
Net profit/(loss) before tax	(20,905)	15,544	(26,099)	4,589	1,724
Net profit/(loss) after tax	(20,892)	11,719	(27,623)	2,167	959
Key Management Remuneration	970	966	1,026	780	850
Share Performance	**30 June 2009**	**30 June 2008**	**30 June 2007**	**30 June 2006**	**30 June 2005**
Share price at start of year (cents)	22.5	17.5	19.0	31.6	45
Share price at end of year (cents)	14.5	22.5	17.5	19.0	31.6
Dividends (cents)	-	-	-	-	-
Basic (loss)/earnings share (cents)	(3.3)	1.9	(4.4)	0.41	0.29
Diluted (loss)/earnings share (cents)	(3.3)	1.9	(4.4)	0.41	0.29

The company's remuneration policy seeks to reward staff members for their contribution to achieving significant milestones and there is no direct link to the company share price or financial performance.

Auditor

In accordance with the provisions of the Corporations Act 2001 the Company's auditor, PKF Chartered Accountants, continues in office.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to its statutory audit duties where the auditor's expertise and experience with the Company are important.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the audit independence requirement, of the Corporations Act 2001, based on advice received from the Audit Committee, for the following reasons:

- All non-audit services have been reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor.
- None of the services undermine the general principle relating to auditor independence as set out in the Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and reward.

Audit Services	$
Audit and review of financial reports	66,000
Non-Audit Services	
Tax compliance services including review of tax accounting, tax returns and tax advice re tax losses	20,000
Total	86,000

Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001, is set out on page 30.

ANNUAL REPORT OF DIRECTORS

Rounding off of amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with the Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Directors' Insurance and Indemnification

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company, the company secretary, and all executive officers of the company and of any related body corporate against a liability incurred as a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

The company has not otherwise, during or since the end of the financial year indemnified or agreed to indemnify an officer or auditor of the company or any related body corporate against a liability incurred as an officer or auditor.

Information Used by Directors

There were no notices from Directors of the Group or Parent Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

Events Subsequent to Balance Date

Subsequent to the end of the financial year, the Company received $9.6 million as a result of a 1 for 5 Entitlement Offer at 15 cents.

Apart from these arrangements the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

R. Tweedie
Chairman

Dated in Melbourne on this 25 day of September 2009 and signed in accordance with a resolution of the Directors made pursuant to S.298 (2) of the Corporations Act 2001.



CUE ENERGY RESOURCES LIMITED
DIRECTORS' DECLARATION

The directors of Cue Energy Resources Limited declare that:

(a) in the directors' opinion the financial statements and notes and the Remuneration report in the Directors Report set out on pages 22 to 27, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2009 and of their performance, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by Section 295A of the Corporations Act 2001 by the chief executive officer and chief financial officer for the financial year ended 30 June 2009.
Signed in accordance with a resolution of the directors.

R. Tweedie
Chairman

R.J. Coppin
Chief Executive Officer

Dated in Melbourne this 25 day of September 2009.

PKF

Chartered Accountants
& Business Advisers

AUDITOR'S INDEPENDENCE DECLARATION

As lead auditor for the audit of Cue Energy Resources Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Cue Energy Resources Limited and the entities it controlled during the year.

David J Garvey
Partner
PKF

25 September 2009
Melbourne

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001


cue
CUE ENERGY RESOURCES LIMITED

FINANCIALS INFORMATION
2009

For the year ended 30 June 2009

Income Statement for the year ended 30 June 2009

	Note	Consolidated 2009 $000's	Consolidated 2008 $000's	Parent 2009 $000's	Parent 2008 $000's
Production income	3	30,445	38,309	-	-
Production costs	4	(8,466)	(7,432)	-	-
Gross profit		21,979	30,877	-	-
Other income	3	2,098	536	1,288	1,426
Amortisation and depreciation costs	4	(15,542)	(13,111)	(38)	(54)
Finance costs	4	(323)	(369)	-	-
Impairment expenses	4	(26,972)	(129)	(6,176)	(129)
Other expenses	4	(2,145)	(2,260)	(4,220)	(2,058)
Operating (loss)/profit/ before income tax		(20,905)	15,544	(9,146)	(815)
Income tax benefit/(expense)	6	13	(3,825)	-	-
Net (loss)/profit attributable to members of the parent		(20,892)	11,719	(9,146)	(815)

		$	$
Basic earnings/(loss) per share	22	(0.033)	0.019
Diluted earnings/(loss) per share	22	(0.033)	0.019

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Balance Sheet as at 30 June 2009

		Consolidated		Parent	
	Note	**2009 $000's**	**2008 $000's**	**2009 $000's**	**2008 $000's**
Current Assets					
Cash and cash equivalents	26(b)	4,324	14,761	4,324	14,761
Trade and other receivables	8	7,035	7,606	36	66
Total Current Assets		**11,359**	**22,367**	**4,360**	**14,827**
Non Current Assets					
Property, plant and equipment	9	75	112	75	112
Other financial assets	10	337	336	55,757	54,111
Deferred tax assets	6	13,361	14,128	-	-
Exploration and evaluation expenditure	13	17,377	31,176	-	-
Production properties	15	68,290	55,486	-	-
Total Non Current Assets		**99,440**	**101,238**	**55,832**	**54,223**
Total Assets		**110,799**	**123,605**	**60,192**	**69,050**
Current Liabilities					
Trade and other payables	16	4,805	5,529	765	690
Financial liability-secured	17	8,642	-	-	-
Tax liabilities	6	725	480	-	-
Provisions	18	113	119	113	119
Total Current Liabilities		**14,285**	**6,128**	**878**	**809**
Non Current Liabilities					
Financial liability - secured	17	15,551	12,821	-	-
Deferred tax liabilities	6	13,526	16,617	-	-
Provisions	18	1,036	962	196	193
Total Non Current Liabilities		**30,113**	**30,400**	**196**	**193**
Total Liabilities		**44,398**	**36,528**	**1,074**	**1,002**
Net Assets		**66,401**	**87,077**	**59,118**	**68,048**
Equity					
Issued capital	7	141,800	141,800	141,800	141,800
Reserves	7	475	259	475	259
Accumulated losses		(75,874)	(54,982)	(83,157)	(74,011)
Total Equity		**66,401**	**87,077**	**59,118**	**68,048**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Statement of changes in Equity for the year ended 30 June 2009

Consolidated	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Available for Sale Reserve $'000	Total $'000
Balance at 1 July 2008	**141,800**	**(54,982)**	**118**	**141**	**87,077**
Security-based payments	-	-	216	-	216
Asset revaluation differences	-	-	-	-	-
Loss for the period	-	(20,892)	-	-	(20,892)
Balance at 30 June 2009	**141,800**	**(75,874)**	**334**	**141**	**66,401**
Parent					
Balance at 1 July 2008	**141,800**	**(74,011)**	**118**	**141**	**68,048**
Security-based payments	-	-	216	-	216
Asset revaluation differences	-	-	-	-	-
(Loss) for the period	-	(9,146)	-	-	(9,146)
Balance at 30 June 2009	**141,800**	**(83,157)**	**334**	**141**	**59,118**

Consolidated	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Available for Sale Reserve $'000	Total $'000
Balance at 1 July 2007	**141,800**	**(66,701)**	**-**	**73**	**75,172**
Security-based payments	-	-	118	-	118
Asset revaluation differences	-	-	-	68	68
Profit for the period	-	11,719	-	-	11,719
Balance at 30 June 2008	**141,800**	**(54,982)**	**118**	**141**	**87,077**
Parent					
Balance at 1 July 2007	**141,800**	**(73,196)**	**-**	**73**	**68,677**
Security-based payments	-	-	118	-	118
Asset revaluation differences	-	-	-	68	68
(Loss) for the period	-	(815)	-	-	(815)
Balance at 30 June 2008	**141,800**	**(74,011)**	**118**	**141**	**68,048**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Cash Flow Statement for the year ended 30 June 2009

		Consolidated		Parent	
	Note	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Cash Flows From Operating Activities					
Receipts from customers		31,872	31,358	-	-
Interest received		175	380	175	380
Payments to employees and other suppliers		(10,840)	(6,302)	(791)	(689)
Income tax paid		(2,067)	(2,063)	-	-
Royalties paid		(126)	(158)	-	-
Net Cash Provided by (used in) Operating activities	**26 (a)**	**19,014**	**23,215**	**(616)**	**(309)**
Cash Flows From Investing Activities					
Payments for exploration expenditure		(14,184)	(11,375)	-	-
Payment for office equipment		(1)	(30)	(1)	(30)
Payments for production property		(28,413)	(17,928)	-	-
Proceeds on sale of investments		-	-	-	-
Loans to subsidiaries		-	-	(7,745)	-
Repayment of loans from subsidiaries		-	-	-	7,042
Net Cash Provided by (used in) Investing Activities		**(42,598)**	**(29,333)**	**(7,746)**	**7,012**
Cash Flows From Financing Activities					
Proceeds from borrowing		11,372	12,821	-	-
Net Cash Provided by Financing Activities		**11,372**	**12,821**	**-**	**-**
Net Increase/(Decrease) in Cash and Cash Equivalents		(12,212)	6,703	(8,362)	6,703
Cash and cash equivalents at the beginning of the period		14,761	9,104	14,761	9,104
Effect of exchange rate change on foreign currency balances held at the beginning of the year		1,775	(1,046)	(2,075)	(1,046)
Cash and Cash Equivalents at the end of the Period	**26(b)**	**4,324**	**14,761**	**4,324**	**14,761**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

Notes to and forming part of the Financial Statements

1. Summary of significant accounting policies

Cue Energy Resources Limited is incorporated and domiciled in Australia. The financial report was authorised for issue by the Directors on the date the Directors' Declaration was signed.

(a) Operations and principal activities

Operations comprise petroleum exploration, development and production activities.

(b) Statement of compliance

The financial report is a general purpose financial report presented in Australian dollars which has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB. The financial reports of the consolidated entity and the Company also comply with IFRS and interpretations adopted by the International Accounting Standards Board.

The accounting policies set out below have been applied consistently to all periods presented in this report.

(c) Basis of preparation

The financial report has been prepared on a going concern and the historical cost basis except for shares held in listed companies, which are recognised at fair value.

Fair value means the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing partners in an arm's length transaction.

(d) Critical accounting estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(i) Recovery of deferred tax assets

Deferred tax assets resulting from unused tax losses have been recognised on the basis that management considers it is probable that future tax profits will be available to utilise the unused tax losses.

(ii) Share-based payment transactions

The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black Scholes Model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity (see note 24).

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula for taking into account the terms and conditions upon which the instruments were granted.

(iii) Impairment Testing

Determining whether exploration expenditure and production properties is impaired.

Production properties impairment testing requires an estimation of the value in use of the cash generating units to which deferred production property expenses have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value.

(iv) Useful Life of Production Property Assets

As detailed at Note 15 "Production Properties", production properties are amortised on a unit of production basis, with separate calculations being made for each resource. Estimates of reserve quantities are a critical estimate impacting amortisation of production property assets.

(v) Estimates of Reserve Quantities

The estimated quantities of Proven and Probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes.

1. Summary of significant accounting policies (cont')

The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

(e) Adoption of New and Revised Accounting Standards

Adoption of new and revised standards

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current annual reporting period.

Early adoption of Standards

Certain new accounting standards and interpretations have been published that are not mandatory for the financial year ended 30 June 2009 but are available for early adoption. The group has not applied the following accounting standards in preparing this financial report. The Group's assessment of these new standards is set out below.

AASB 8 *Operating Segments* and AASB 2007-3 *Amendments to Australian Accounting Standards arising from AASB 8* potentially change the composition of operating segments which must be based on the internal reports about components of the Group that are regularly reviewed by the chief operating decision maker, in order to allocate resources to the segment and to assess its performance. These potential changes in the definition of reportable segments will have implications for the definition of cash generating units and therefore impairment testing of goodwill under AASB 136 *Impairment of Assets*. Potential changes to the Group's operating segments are not expected to have a material impact on the reported results of the Group.

AASB 3 *Business Combinations*, AASB 127 *Consolidated and Separate Financial Statements* and AASB 2008-3 *Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127* change the treatment of several aspects of acquisition accounting which would impact the reported results and the financial position of the Group in respect of acquisitions made after 1 July 2009.

AASB 2008-1 *Amendments to Australian Accounting Standard – Share Based Payments: Vesting Conditions* and Cancellations clarifies the treatment of vesting conditions and cancellations in AASB 2 Share Based Payments. These clarifications are not expected to have a material impact on the reported results and the financial position of the Group.

AASB 101 *Presentation of Financial Statements* (September 2007). The changes affect disclosure only and have no impact on the reported results or the financial position of the Group.

(f) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Cue Energy Resources Limited ("company" or "parent entity") as at 30 June 2009 and the results of all subsidiaries for the year then ended. Cue Energy Resources Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Cue Energy Resources Limited.

(g) Revenue recognition

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and service tax ("GST"), to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue

Sales revenue is recognised on the basis of the Group's interest in a producing field ("entitlements" method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or in certain instances the product entering the pipeline.

1. Summary of significant accounting policies (cont')

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Interest income

Interest income is recognized on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Other income

Other income is recognised in the income statement at the fair value of the consideration received or receivable, net of GST, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(h) Exploration and evaluation project expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

(i) Impairment

The carrying amounts of the Company's and consolidated entity's assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indications exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds the recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

(j) Calculation of recoverable amount

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the assets belongs.

(k) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. No impairment loss is reversed in respect of goodwill or indefinite life intangible assets.

(l) Capitalisation of borrowing costs

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised.

1. Summary of significant accounting policies (cont')

Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rates.

Borrowing costs incurred after commencement of commercial operations are expensed.

(m) Production properties

Production properties are carried at balance sheet date at cost less accumulated amortisation and accumulated impairment losses. Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

(n) Property, plant and equipment

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

All property, plant and equipment are initially recorded at cost. At balance sheet date property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

(o) Cash and cash equivalents

For purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

(p) Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and allowance for doubtful accounts.

(q) Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Trade payables are normally paid within 30 days.

(r) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risk specific to the liability.

Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision of future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

(s) Employee benefits

The following liabilities arising in respect of employees' benefits are measured at their nominal amounts:

- wages and salaries and annual leave expected to be settled within twelve months of the reporting date; and
- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

1. Summary of significant accounting policies (cont')

(t) Joint ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities, revenue and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Notes 12 and 19.

(u) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(v) Foreign Currency

Functional and presentation currency

The financial statements of each group entity are measured using its functional currency, which is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars, as this is the parent entity's functional and presentation currency.

Transactions and Balances

Transaction in foreign currencies of entities within the consolidated entity are translated into functional currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of financial year.

Resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year.

(w) Investment in Subsidiaries

Investments in subsidiaries held by Cue Energy Resources Limited are accounted for at cost in the separate financial statements of the parent company.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquirees identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 5 'Non-current Assets Held for sale and Discontinued Operations', which are recognised at fair value less selling costs.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceed the cost of the business combination, the excess is recognised immediately in profit or loss.

1. Summary of significant accounting policies (cont')

(x) Share-based payment transactions

Equity settled transactions:

The Group provides benefits in the form of share-based payments to executives, senior management and general staff. These personnel render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value for the 2008 and 2009 options over ordinary shares were determined using the Black-Scholes Model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting date has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 22).

(y) Financial instruments

Classification

The group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Financial assets at fair value through profit or loss

Upon initial recognition a financial asset or financial liability is designated as at fair value through profit or loss when:

(a) an entire contract containing one or more embedded derivatives is designated as a financial asset or financial liability at fair value through profit or loss.

(b) doing so results in more relevant information, because either:

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising gains or losses on them on different bases.

(ii) a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not designated as at fair value though profit or loss.

Present investment strategy is to keep assets in a highly liquid state and almost all of the investment assets are held in cash.

A gain or loss arising from a change in the fair value of a financial asset or financial liability classified as at fair value through profit or loss is recognised in profit or loss.

Non-listed investment for which fair value cannot be reliably measured, are carried at cost and tested for impairment.

Held-to-Maturity Investments

Fixed term investments intended to be held to maturity are classified as held-to-maturity investments. They are measured at amortised cost using the effective interest rate method.

1. Summary of significant accounting policies (cont')

Loans and Receivables

Loan and receivables are measured at fair value at inception and subsequently at amortised cost using the effective interest rate method. Interest income is recognised by applying the effective interest rate method.

Available-for-Sale

Available-for-sale financial assets include any financial assets not included in the above categories and are measured at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity. The cumulative gain or loss is held in equity until the financial asset is de-recognised, at which time the cumulative gain or loss held in equity is recognised in profit and loss. An impairment loss arising in relation to an "available-for-sale" instrument is recognised directly in profit and loss for the period.

Financial Liabilities

Financial liabilities include trade payables, other creditors and loans from third parties including inter-company balances and loans from or other amounts due to director-related entities.

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Impairment of financial assets

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 2.

(z) Equity

Share Issue Costs

Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

(aa) Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to ownership of the asset, are classified as finance leases. Finance leases are capitalised, recorded as an asset and a liability equal to the present value of the minimum lease payments, including any residual payments as determined by the lease contract. Leased assets are amortised on a straight line basis over the estimated useful lives where it is likely that the Company or consolidated entity will obtain legal ownership of the asset on expiry of the lease. Lease payments are allocated over both the lease interest expense and the lease liability.

Lease payments for operating leases where substantial risks and benefits remain with the lessor are charged as expenses in the periods in which they are incurred.

(ab) Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(ac) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ad) Rounding

The amounts contained in this financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

2. Financial Instruments

The Group's principle financial instruments comprise receivables, payables, borrowings, available for sale financial assets, cash and short term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk through management's regular assessment of financial risks. The objective of the assessment is to support the delivery of the Group's financial targets whilst protecting future financial security.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, commodity price risk, other price risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risk to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rate, foreign exchange and commodity prices. Aging analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

These risks are summarised below.

Primary responsibility for identification and control of financial risks rests with the Chief Financial Officer under the authority of the Board. The Board reviews and agrees management's assessment for managing each of the risks identified below, including foreign currency risk, interest rate risk, credit allowances, and future cash flow forecast projections.

The carrying amounts and net fair values of the economic entity's financial assets and liabilities at balance date are:

	Carrying Amount		Net Fair Value	
Consolidated	**2009 $000's**	**2008 $000's**	**2009 $000's**	**2008 $000's**
Financial assets				
Cash and cash equivalents	4,324	14,761	4,324	14,761
Trade and other receivables	7,035	7,606	7,035	7,606
Other financial assets	337	336	337	336
Non-traded financial assets	**11,696**	**22,703**	**11,696**	**22,703**
Financial liabilities				
Trade and other payables	4,805	5,529	4,805	5,529
Current liability - tax	725	480	725	480
Borrowings	24,193	12,821	24,193	12,821
Non-traded financial liabilities	**29,723**	**18,830**	**29,723**	**18,830**

	Carrying Amount		Net Fair Value	
Parent	**2009 $000's**	**2008 $000's**	**2009 $000's**	**2008 $000's**
Financial assets				
Cash and cash equivalents	4,324	14,761	4,324	14,761
Trade and other receivables	36	66	36	66
Other financial assets	337	336	337	336
Receivables, Non-current	-	-	-	-
Non-traded financial assets	**4,697**	**15,163**	**4,697**	**15,163**
Financial liabilities				
Trade and other payables	765	690	765	690
Borrowings	-	-	-	-
Non-traded financial liabilities	**765**	**690**	**765**	**690**

2. Financial Instruments (cont')

Risk Exposures and Responses

(a) Fair values

The financial assets and liabilities of the Group and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in Note 1.

(b) Interest Rate Risk

The Group's exposure to market interest rate is related primarily to the Group's cash deposits (Note 26b) and borrowings (Note 17).

At balance date, the Group had the following mix of financial assets and liabilities exposed to Australian and overseas variable interest rate risk that are not designated in cash flow hedges:

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Financial assets				
Cash & cash equivalents	4,324	14,761	4,324	14,761
Financial liabilities				
Borrowings	(24,193)	(12,821)	-	-
Net exposure	(19,869)	1,940	4,324	14,761

The Group constantly analyses its interest rate opportunity and exposure. Within this analysis consideration is given to existing positions and alternative arrangement on fixed or variable deposits.

The following sensitivity analysis is based on the interest rate opportunity/risk in existence at the balance sheet date.

At 30 June, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Based upon the average balance of net exposure during the year, if interest rates changed by +/-1%, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Impact on post-tax profit				
Interest rates +1%	48	37	124	103
Interest rates –1%	(48)	(37)	(124)	(103)
Impact on equity				
Interest rates +1%	48	37	124	103
Interest rates –1%	(48)	(37)	(124)	(103)

A movement of + and – 1% is selected because this historically is within a range of rate movements and available economic data suggests this range is reasonable.

2. Financial Instruments (cont')

(c) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States dollars.

The Board approved the policy of holding certain funds in United States dollars to manage foreign exchange risk.

The Group's exposure to foreign exchange risk at the reporting date was as follows (holdings are shown in AUD equivalent):

	30 June 2009			30 June 2008		
Consolidated	**USD $000's**	**NZD $000's**	**PNG KINA $000's**	**USD $000's**	**NZD $000's**	**PNG KINA $000's**
Financial assets						
Cash and cash equivalents	4,299	-	2	12,773	-	7
Receivables	6,312	691	-	7,564	-	-
Financial liabilities						
Current payables	2,052	1,220	-	4,297	4	-
Borrowings	24,193	-	-	12,821	-	-

The carrying amounts of the Parent Entity's financial assets and financial liabilities are denominated in AUD dollars except as set out below:-

	30 June 2009			30 June 2008		
Parent Entity	**USD $000's**	**NZD $000's**	**PNG KINA $000's**	**USD $000's**	**NZD $000's**	**PNG KINA $000's**
Financial assets						
Cash and cash equivalents	4,299	-	2	12,773	-	7
Receivables	4	-	-	24	-	-
Financial liabilities						
Current payables	-	2	-	-	4	-

For the year ended as at 30 June, if the currencies set out in the table below, strengthened or weakened against the US dollar by the percentage shown, with all other variables held constant, net profit for the year would increase/(decrease) and net assets would increase / (decrease) by:

	Consolidated		Parent	
	2009 $000's	**2008 $000's**	**2009 $000's**	**2008 $000's**
Impact on post-tax profit				
AUD/USD +10%	(1,563)	816	430	917
AUD/USD -10%	1,563	(816)	(430)	(917)
Impact on equity				
AUD/USD +10%	(1,563)	816	430	917
AUD/USD -10%	1,563	(816)	(430)	(917)

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments. A movement of + and – 10% is selected because a review of recent exchange rate movements and economic data suggests this range is reasonable.

2. Financial Instruments (cont')

(d) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities the quantum of which at this stage cannot be measured.

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 30 June 2009 the Group has no open oil price swap contracts (2008: nil). No such contracts were opened during the reporting period (2008: nil).

If the US dollar oil price changed by +/-20% from the average oil price during the year, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Parent	
	2009 $000's	**2008 $000's**	**2009 $000's**	**2008 $000's**
Impact on post-tax profit				
US dollar oil price +20%	5,518	6,827	-	-
US dollar oil price –20%	(5,518)	(6,827)	-	-
Impact on equity				
US dollar oil price +20%	5,518	6,827	-	-
US dollar oil price –20%	(5,518)	(6,827)	-	-

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments. A movement of + and – 20% is selected because a review of historical oil price movements and economic data suggests this range is reasonable.

Other price risks

The Group is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments and the potential impact of any movements in equity market prices would have an insignificant impact on profit and equity.

The Group's sensitivity to equity prices has not changed significantly from the prior year.

2. Financial Instruments (cont')

(e) Liquidity Risk

Liquidity Risk is the risk that the group, although balance sheet solvent, cannot meet or generate sufficient cash resources to meet its payment obligations in full as they fall due, or can only do so at materially disadvantageous terms.

Ultimate responsibility for liquidity risk management rests with the board of directors, who have established an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

During the current financial year the Group predominantly funded the Maari oil field development from external borrowings as part of its liquidity risk management process. As the field is now in production, the production receipts will be used to directly pay down the project borrowings directly reducing the Group's exposure to liquidity risk.

Subsequent to year end the Company raised equity of $9.6M.

The Group is consequently more than sufficiently solvent to meet its payment obligations in full as they fall due.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small-to-medium-sized opportunistic projects and investments, by keeping committed credit facilities available.

2. Financial Instruments (cont')

Financing arrangements

The Group and the parent entity had access to the following undrawn borrowing facilities as at reporting date:

	Consolidated		Parent	
	30 June 2009 $'000	30 June 2008 $'000	30 June 2009 $'000	30 June 2008 $'000
Floating rate				
– Expiring beyond one year (Project facility)	498	8,012	-	-

The following table analyses the contractual maturities of the Group's financial liabilities into relevant groupings based on the remaining period at the reporting date to the contractual undiscounted cash flows comprising principal and interest repayments. Estimated variable interest expense is based upon appropriate yield curves existing as at 30 June 2009.

Consolidated	12 months or less $000's	1 to 2 years $000's	2 to 5 years $000's	More than 5 years $000's
2009				
Non-derivative financial liabilities				
Trade and other payables	4,805	-	-	-
Current tax liability	725	-	-	-
Bank loans	8,642	7,776	7,775	-
	14,172	7,776	7,775	-
2008				
Non-derivative financial liabilities				
Trade and other payables	5,529	-	-	-
Current tax liability	480	-	-	-
Bank loans	-	-	12,821	-
	6,009	-	12,821	-

Parent	Less than 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	More than 5 years $000's
2009				
Trade and other payables	191	-	-	-
Amounts owing to controlled entities	-	-	-	574
	191	-	-	574
2008				
Trade and other payables	116	-	-	-
Amounts owing to controlled entities	-	-	-	574
	116	-	-	574

Amounts owing to controlled entities are shown at their carrying value as any interest charged on the loans is added to the loan balance.

2. Financial Instruments (cont')

(f) Credit Risk

Credit risk arises from the financial assets of the group, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets. The Group's exposure to credit risk arises from potential default of the counter party, with maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure.

The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Group's policy to securitize its trade and other receivables.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. The risks are regularly monitored.

At balance date there are no significant concentrations of credit risk within the Group.

Basis for determining fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables

The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives

There are no derivatives in place at 30 June 2009 (2008: nil).

Financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted into Australian dollars at the foreign exchange spot rate prevailing at reporting date.

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
3. Revenue				
Operating Revenue				
Production income	30,445	38,309	-	-
Other Income				
Management fees	165	171	646	651
Interest from cash and cash equivalents	157	365	642	775
Net foreign currency gain	1,776	-	-	-
Total Revenue	32,543	38,845	1,288	1,426
4. Items included in profit and loss				
Expenses				
Depreciation	38	54	38	54
Amortisation production properties	15,504	13,057	-	-
Interest expense	323	369	-	-
Exploration and evaluation costs written off (Note 13)	26,972	129	76	129
Write down of the carrying value of investments	-	-	6,100	-
Production costs	8,466	7,432	-	-
Other Expenses				
Net foreign currency losses	-	223	2,075	257
Employee expenses (net of superannuation)	1,278	1,040	1,278	1,040
Superannuation contribution expense	214	144	214	144
Abandonment provision	-	236	-	-
Administrative expenses	499	451	499	451
Operating lease expense	154	166	154	166
Total other expenses	2,145	2,260	4,220	2,058
Total Expenses	53,448	23,301	10,434	2,241
5. Auditors Remuneration				
Amounts paid or due and payable to the auditor for:				
Audit or review of the financial reports	66	55	66	55
Other Services:				
tax compliance	20	18.5	20	18.5
	86	73.5	86	73.5

No other services were provided by the auditor during the period, other than those set out above.

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
6. Taxation				
Income Tax Expense				
Current tax	2,311	1,110	-	-
Movement in the deferred tax balances [(i)]	-	268	-	-
Deferred tax	(2,324)	2,447	-	-
	(13)	**3,825**	-	-
Income tax expense/(benefit) is attributable to:				
Profit from continuing operations	(13)	3,825	-	-
	(13)	**3,825**	-	-
Aggregate income tax expense				
Deferred Income tax (revenue)/expenses included in income tax comprises:				
Decrease/(increase) in deferred tax assets	767	(14,128)	-	-
(Decrease)/increase in deferred tax liabilities	(3,091)	16,575	-	-
	(2,324)	**2,447**	-	-
Numerical reconciliation of income tax expense to prima facie tax on accounting profit/(loss)				
Profit/(loss) from continuing operations before income tax expense	(20,905)	15,546	(9,146)	(815)
Tax expense/(benefit) at Australian tax rate of 30% (2008: 30%)	(6,272)	4,664	(2,744)	(244)
Exploration written off	2,831	-	-	-
Equity cost deductions	(214)	(214)	(214)	(214)
Share based payments	65	-	65	-
Difference in overseas tax rates	(1,074)	590	-	-
Non-Allowable/(Allowable) mining deductions	798	(251)	-	-
Movement in the deferred tax balances (i)	1,114	-	-	-
Tax losses carried forward	2,739	-	2,893	458
Previously unrecognised tax losses now recognised	-	(964)	-	-
Income tax expense/(benefit)	**(13)**	**3,825**	-	-
Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	22,804	13,674	19,683	10,039
Potential tax benefit at 30%	**6,841**	**4,102**	**5,905**	**3,012**
Current tax liabilities				
Income tax payable attributable to:				
Parent Entity	-	-	-	-
Other wholly owned subsidiaries	725	480	-	-
	725	**480**	-	-

6. Taxation (cont')

Non-current assets – deferred tax assets	Tax Losses $000's	Total $000's
Movements – Consolidated		
At 30 June 2007	-	-
Charged)/credited to the income statement	14,128	14,128
At 30 June 2008	**14,128**	**14,128**
(Charged)/credited to the income statement	(767)	(767)
At 30 June 2009	**13,361**	**13,361**

Non-current – deferred tax liabilities	Exploration Assets	Total
Movements – Consolidated		
At 30 June 2007	-	-
Charged)/credited to the income statement	(16,617)	(16,617)
At 30 June 2008	**(16,617)**	**(16,617)**
Movement in deferred tax balances [i]	(1,114)	(1,114)
(Charged)/credited to the income statement	4,205	4,205
At 30 June 2009	**(13,526)**	**(13,526)**
Deferred tax balances – net impact on income tax expenses		
30 June 2008	**(2,489)**	**(2,489)**
30 June 2009	**2,324**	**2,324**

There are no movements in tax balances in the parent entity in the current or prior year.

[i] In the current period, Cue Energy Resources Limited wholly owned subsidiary Cue Taranaki Pty Ltd has recognised deferred tax balances as a result of the Maari oilfield commencing production in February 2009.

Cue has also prepared forward projections of taxable future profits over 5 years to determine whether it will have sufficient taxable profits to recoup the losses it has recorded in the current period as deferred tax assets. These projections are based upon taxable income to the subsidiary entity in the form of oil production receipts.

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
7. Capital and Reserves				
(a) Share Capital				
Issued and paid up 628,239,007 (2008: 628,239,007) ordinary fully paid shares	141,800	141,800	141,800	141,800

Shares:

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the Sale of all surplus assets in proportion to the number of and moneys paid up on shares held. Ordinary shares entitle holders to one vote, either in person or by proxy at a meeting of the Company.

7. Capital and Reserves (cont')

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
(b) Share Based Payment Reserve				
Balance at 1 July 2008	118	-	118	-
Share Rights				
625,000 share rights granted 16/04/08 vesting 01/01/10	92	18	92	18
150,000 share rights granted 01/10/08 vesting 01/01/11	9	-	9	-
Options				
04/04/08 1,000,000 options @ 35 cents (i)	-	100	-	100
01/10/08 333,334 options @ 22.5 cents (ii)	22	-	22	-
01/10/08 333,333 options @ 25 cents (ii)	21	-	21	-
01/10/08 333,333 options @ 35 cents (ii)	8	-	8	-
12/02/09 1,700,000 options @ 15 cents (ii)	64	-	64	-
Closing balance	334	118	334	118

(i) Grant of 500,000 options each to Executives R.J. Coppin and A.M. Knox.

(ii) Grant of 2,700,000 options to executives and employees.

Share based payment reserve

Nature and purpose of reserve

This reserve is used to record the value of equity benefit provided as part of agreements entered into by the company during the year. Refer to note 24 and the remuneration section of the Director's Report for details.

(c) Unlisted options

As at 30 June 2009 the following Unlisted options were outstanding: 6,800,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

No. of Options 01/07/08	Exercise Price (cents)	Grant Date	Expiry Date	Granted During Year	Expired	Lapsed	No. of Options 30/06/09	Vested
-	15	12/02/09	19/04/12	1,700,000	-	-	1,700,000	1,700,000
-	22.5	01/10/08	19/04/12	333,334	-	-	333,334	333,334
-	25	01/10/08	19/04/12	333,333	-	-	333,333	333,333
-	35	01/10/08	19/04/12	333,333	-	-	333,333	-
1,000,000	35	04/04/08	01/06/10	-	-	-	1,000,000	1,000,000
1,033,334	20	23/04/07	19/04/12	-	-	-	1,033,334	1,033,334
1,033,333	22.5	23/04/07	19/04/12	-	-	-	1,033,333	1,033,333
1,033,333	25	23/04/07	19/04/12	-	-	-	1,033,333	1,033,333
4,100,000				2,700,000	-	-	6,800,000	6,466,667

There are no further conditions attached to the options.

Options:

Option holders do not have the right to receive a dividend and are not entitled to vote at a meeting of the Company. Options may be exercised at any time from the date they vest to the date of their expiry.
Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(d) Available for sale financial assets reserve

Nature and purpose of reserve

The fair value reserve recognises the cumulative net change in the fair value of the available for sale investments until the investment is realised. Refer to Statement of Changes in Equity for movement in reserve account.

7. Capital and Reserves (cont')

(e) Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

Management are constantly adjusting the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

During 2009 management did not pay any dividends.

There has been no change to the strategy adopted by management to control the capital of the entity.

The gearing ratios for the year ended 30 June 2009 and 30 June 2008 are as follows:

	Consolidated Group		Parent Entity	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Borrowings	24,193	12,821	-	-
Trade and other payables	5,530	6,009	191	690
Total	29,723	18,830	191	690
Less cash and cash equivalents	4,324	14,761	4,324	14,761
Net debt	25,399	4,069	(4,133)	(14,071)
Total equity	66,401	87,077	59,118	68,048
Total capital	141,800	141,800	141,800	141,800
Gearing ratio	38.3%	4.7%	N/A%	N/A %

Whilst the gearing ratio has substantially increased from 2008, proceeds from production from the Maari oil field will be used to reduce the Groups borrowings which funded the development of the Maari oil field development.

Cue Taranaki Pty Ltd, pursuant to its debt facility arrangements, has undertaken not to issue shares to third parties. Apart from this undertaking the Group is not subject to any externally imposed capital requirements.

	Consolidated Group		Parent Entity	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
8. Trade and Receivables				
Current receivables				
Trade receivables	6,307	7,540	-	-
Non-trade receivables and prepayments	728	66	36	66
	7,035	7,606	36	66
The ageing of trade receivables at the reporting date was as follows:				
Less than one month	6,307	7,540	-	-
One to three months	-	-	-	-
Three to six months	-	-	-	-
Six to twelve months	-	-	-	-
Greater than twelve months	-	-	-	-
	6,307	7,540	-	-

Trade receivables are non-interest-bearing and settlement terms are generally within 30 days.

Trade receivables are neither past due nor impaired and relate to a number of independent customers for whom there is no recent history of default.

8. Trade and Receivables (cont')

Impaired receivables

At 30 June 2009 there were no current trade receivables that were impaired (2008: $nil). The balance of the allowance for impairment in respect of trade receivables at 30 June 2009 was $nil (2008: $nil). There has been no movement in the allowance during the year.

There are no non-current receivables balances other than balances due from controlled entities.

Receivables due from controlled entities are shown net of impairment losses of $57.4 million (2008: $51.3 million) as detailed in Note 10.

Receivables due from controlled entities are for loans made in the ordinary course of business for an indefinite period. Interest-bearing amounts owing by controlled entities are at normal market terms and conditions.

The Directors consider the carrying value of receivables reflect their fair values.

	Consolidated		Parent	
	2009 $000's	**2008 $000's**	**2009 $000's**	**2008 $000's**
9. Property, Plant and Equipment				
Office and computer equipment				
Cost	265	264	265	264
Accumulated depreciation	(190)	(152)	(190)	(152)
	75	112	75	112
Reconciliation of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:				
Balance at beginning of year	112	136	112	136
Additions	1	30	1	30
Disposals	-	-	-	-
Depreciation expense	(38)	(54)	(38)	(54)
Balance at end of year	75	112	75	112

	Consolidated		Parent	
	2009 $000's	**2008 $000's**	**2009 $000's**	**2008 $000's**
10. Other Financial Assets				
Non-Current				
Shares in other companies (Note 11)	337	336	337	336
Shares in subsidiaries (Note 12)	-	-	585	585
Advances to subsidiaries	-	-	112,298	104,553
Less allowance for impairment	-	-	(57,463)	(51,363)
	337	336	55,757	54,111
During the year an impairment write down of $6.1M was recorded increasing the impairment allowance as follows:				
Allowance for impairment:				
Balance of beginning of year	-	-	(51,363)	(51,363)
Impairment write-down	-	-	(6,100)	-
Balance at end of year	-	-	(57,463)	(51,363)

Advances to subsidiaries relate to financing the exploration, evaluation and development of exploration and production property assets. Advances are considered by the company to form part of the cost of investment in subsidiary companies.

Impairment write down was driven by the write down of the drilling of the Cobra prospect in PPL190, Papua New Guinea. Following the assessment of the recoverable amounts of the cash generating units a write-down of $15.6 million (Note 13) was required in the 2009 year and a corresponding write-down of $6.100 million was required in the subsidiary company investment.

11. Shares in Other Companies

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Non-Current				
Fair value of exchange listed shares based on quoted market price at balance date	337	336	337	336

12. Shares in Subsidiary and Associates at Balance Date

	Parent				
Subsidiary Companies	**2009 $**	**2008 $**	**Interest Held**	**Country of Incorporation**	**Principal Activity**
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production & exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production & exploration
Cue (Ashmore Cartier) Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Cue Taranaki Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,286,678	1,286,678	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,286,678)	(1,286,678)			
	-	-			
Cue Exploration Pty Ltd	1,929,077	1,929,077	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,343,808)	(1,343,808)			
	585,269	585,269			
Total	585,278	585,278			

All companies in the Group have a 30 June balance date. No changes have occurred in ownership percentage interest during the year.

13. Exploration and Evaluation Expenditure

	Consolidated		Parent	
	2009 $000's	**2008 $000's**	**2009 $000's**	**2008 $000's**
Costs carried forward in respect of areas of interest in exploration and evaluation phase	31,176	19,762	-	-
Expenditure incurred during the year	13,173	11,543	76	129
Expenditure written off during the year[(i)]	(26,972)	(129)	(76)	(129)
Closing balance	17,377	31,176	-	-
Accumulated costs incurred on current areas of interest net of amounts written off –				
- Sampang PSC	5,400	14,058	-	-
- PNG PRL 9	826	675	-	-
- PNG PPL 190	85	11,305	-	-
- PNG PDL 3 (non unitized)	228	228	-	-
- PNG PRL 8	1,462	1,442	-	-
- Carnarvon Basin EP363	50	50	-	-
- WA-359-P	116	78	-	-
- WA-360-P	372	91	-	-
- WA-361-P	143	122	-	-
- WA-389-P	5,441	371	-	-
- WA-409-P	86	3	-	-
- T/37P	2,082	1,897	-	-
- T/38P	787	789	-	-
- PEP38413	8	2	-	-
- AC/RL7	291	65	-	-
Net accumulated exploration and evaluation expenditure	17,377	31,176	-	-

(i) As at 31 December 2008, the Company assessed carrying value of its Exploration and Evaluation oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. As a result of the significant decrease in oil prices, decreased reserves and increases in discount rates applied, the recoverable amounts of some areas of interest assessed resulted in impairment losses being recognised.

The write downs of exploration and evaluation expenditure consisted of principally the cost of drilling the Cobra prospect in PPL190 Papua New Guinea of $15.6 million and costs associated with the Sampang PSC, Indonesia of $11 million.

14. Impairment of Production Property Assets

At 30 June 2009 the Group reassessed the carrying amount of its oil and gas assets (refer Note 15), Production Properties, for indicators of impairment such as changes in future prices, future costs and reserves. As a result, the recoverable amounts of cash-generating units were formally reassessed but no impairment write-downs were required.

Estimates of recoverable amounts are based on the assets' value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates of 10% (2008: 10%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

15. Production Properties

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Balance at beginning of year	55,486	48,119	-	-
Expenditure incurred during the year	28,308	20,660	-	-
Amortisation and restoration expense	(15,504)	(13,293)	-	-
Balance at end of year	68,290	55,486	-	-
Net accumulated costs incurred on areas of interest				
- PNG PDL 3 (unitized)	1,662	3,057	-	-
- Oyong – Sampang PSC [(i)]	20,727	23,708	-	-
- Maari – PMP 38160	45,901	28,721	-	-
Total	68,290	55,486	-	-

(i) As a result of a project arrangement in the Jeruk field within the Sampang PSC, Indonesia; Cue may have to reimburse certain monies spent by the incoming party from future profit oil within the Sampang PSC. However, due to the significant uncertainty surrounding the probability of having to make such reimbursement the Company has not recorded a liability in relation to the costs that may be reimbursed.

16. Trade and Other Payables

	Consolidated 2009	Consolidated 2008	Parent 2009	Parent 2008
Current				
Trade Creditors and accruals	4,755	5,496	141	83
Directors and Director related entities	50	33	50	33
Advances from subsidiaries	-	-	574	574
	4,805	5,529	765	690

The Directors consider the carrying amount of payables reflect their fair values. Trade creditors are generally settled within 30 days. The Group does not have any significant concentration of credit risks.

17. Interest-Bearing Loans and Borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 2.

	Consolidated 2009	Consolidated 2008	Parent 2009	Parent 2008
Interest bearing liabilities				
Bank loans – secured - current	8,642	-	-	-
- non-current	15,551	12,821	-	-
Bank loans – unsecured	-	-	-	-
	24,193	12,821	-	-

Bank Loans – Secured

A lending facility of US$20 million was entered into during the 2008 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maari assets in New Zealand with a carrying amount at 30 June 2009 of A$45.9 million. The Group is subject to certain covenants which are common for such a facility. The average rate for the year was 4.25% (2008: 4.37%), and A$24.2 million was outstanding at the balance sheet date. The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2012 directly from production receipts following commencement of production in February 2009.

18. Provisions

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Current				
Employee benefits	113	119	113	119
Non-Current				
Employee benefits	196	193	196	193
Restoration	840	769	-	-
	1,036	962	196	193

Movements in each class of provision during the financial year, other than provisions relating to employee benefits are set out below:

Consolidated	Total Restoration $000's
Balance at 1 July 2008	769
Provisions made during the year	-
Provisions used during the year	15
Unwind of discount	(15)
Change in discount rate	-
Foreign currency fluctuations	71
Balance at 30 June 2009	840

Parent	
Balance at 1 July 2008	-
Provisions made during the year	-
Provisions used during the year	-
Unwind of discount	-
Change in discount rate	-
Balance at 30 June 2009	-

Restoration

Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include costs of removing facilities, abandoning wells and restoring the affected areas.

19. Interests in Joint Ventures

Property	Operator	Cue Interest (%)	Gross Area (Km²)	Net Area (Km²)	Permit Expiry Date
Petroleum Exploration Properties					
Bass Basin - Tasmania					
T/37P	Cue Energy Resources Limited	50	2,629	1,315	08/12/2011
T/38P	Cue Energy Resources Limited	50	1,442	721	08/12/2012
T/38P (i)	Cue Energy Resources Limited	10	1,176	118	08/12/2012
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	(ii)	322	32	11/08/2007
WA-359-P	Cue Energy Resources Limited	20	1,218	244	31/01/2011
WA-360-P	Cue Energy Resources Limited	20	1,215	243	31/01/2012
WA-361-P	Cue Energy Resources Limited	15	1,216	182	31/01/2011
WA-389-P	Cue Energy Resources Limited	100	3,825	3,825	29/08/2013
WA-409-P	Cue Energy Resources Limited	50	569	284	30/04/2014
Timor Sea					
AC/RL7	PTTEP Australasia Pty Ltd	20	420	84	Retention Licence
New Zealand					
PMP 38160	OMV New Zealand Limited	5	430	21.5	02/12/2027
PEP 38413	OMV New Zealand Limited	5	45.98	2.299	31/12/2010
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2012
PRL 8	Oil Search Ltd	10.72	512	54.9	17/12/2012
PPL 190	Oil Search Ltd	10.947	1,866	196.6	05/06/2011
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15 (8.181818 Jeruk field)	2,006	300.9	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

(i) Area farmed out for the drilling of the Spikey Beach well
(ii) 10% option on working interest

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:				
Current Assets:				
Receivables	6,999	7,538	-	-
Non Current Assets:				
Exploration and Evaluation Expenditure (Note 13)	17,377	31,176	-	-
Production Properties (Note 15)	68,290	55,486	-	-
Net Assets employed in the Joint Ventures	85,667	86,662	-	-
Current Liabilities:				
Payables – cash calls by operator	4,614	5,319	-	-
Non Current Liabilities:				
Borrowings	24,193	12,821	-	-
Other	840	768	-	-
Income	30,445	38,309	-	-
Expenses	51,190	20,724	-	-

20. Commitments for Expenditure

a) Exploration Tenements

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Not later than one year	1,608	9,720	-	-
Later than one year but not later than 2 years	1,395	6,992	-	-
Later than 2 years but not later than 5 years	3,187	2,500	-	-
Later than 5 years	-	-	-	-
	6,190	19,212	-	-

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

b) Development Expenditure

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Not later than one year	7,462	28,067	-	-
Later than one year but not later than 2 years	-	5,043	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	7,462	33,110	-	-

All development expenditure commitments relates to the development of oil and gas fields. The Company's commitments for development expenditure have declined significantly due to the Maari oil field commencing production in February 2009.

c) Lease Commitments

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	67	160	67	160
Later than one year but not later than five years	-	-	-	-
Later than five years	-	-	-	-
	67	160	67	160

During the year ended 30 June 2009 the Group recognised $0.15 million (2008: $0.16 million) as an expense in the income statement in respect of operating leases. The lease over the Company's business premises has not been finalised. The expected expenditure over the ensuing financial year is expected to be approximately $0.16 million.

21. Events Subsequent to Balance Date

Subsequent to the end of the financial year, the Company received $9.6 million as a result of a 1 for 5 Entitlement Offer at 15 cents.

Apart from these arrangements the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

22. Earnings Per Share

	2009	2008
Basic earnings/(loss) per share	($0.033)	$0.019
Diluted earnings/(loss) per share	($0.033)	$0.019
Net profit/(loss) after tax ($000's)	($20,892)	$11,719
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic and diluted earnings per share	628,239,007	628,239,007

Basic earning per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity of the Parent by the weighted average number of ordinary share outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	Consolidated	
	2009 $000's	2008 $000's
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net (loss)/profit attributable to ordinary equity holders of the Parent from continuing operations	(20,892)	11,719

22. Earnings Per Share (cont')

	Consolidated	
	2009 No. of Shares	2008 No. of Shares
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:	628,239,007	628,239,007
Partly paid shares	-	-
Share options on issue [(i)]	6,800,000	4,100,000
Share acquisition rights	-	-
Diluted earnings/(loss) per share	($0.033)	$0.019

(i) Options outstanding issued under the Cue Energy's Executive Share Option Plan issued to eligible executives have been classified as potential ordinary shares and included in the calculation of diluted earnings/(loss) per share in 2008. For the current reporting period, the Company has reported a Net Loss and therefore the share options to eligible executives and employees issued are considered anti-dilutive and therefore not included in the calculation for the 2009 year.

Subsequent to year end, the Company received $9.6 million as a result of a 1 for 5 entitlement offer that was offered prior to balance date. The entitlement offer will result in shares on issue increasing from 628,239,007 to 692,694,718.

During the year, Nil (2008: Nil) options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options and partly paid shares assumed to be issued for nil consideration weighted with reference to the date of conversion. The weighted average number to be included in 2009 is NIL (2008: 4,100,000).

Information Concerning the Classification of Securities

All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 7(b).

23. Financial Reporting by Segments

Segment Information

The Group operates predominantly in one business, namely the exploration development and production of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest-earning assets and revenue, interest-bearing, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic Segments

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea and New Zealand.

2009	INDONESIA $000's	PNG $000's	NZ $000's	AUSTRALIA $000's	TOTAL $000's
Geographic segments					
Revenue					
Revenue from Australian customers	-	-	-	2,097	2,097
Revenue from international customers	19,938	5,181	5,327	-	30,446
Total revenue	19,938	5,181	5,327	2,097	32,543
Results					
Segment results	(10,298)	(13,007)	6,411	(4,011)	(20,905)
Unallocated corporate expenses	-	-	-	-	-
Operating profit/(loss) before tax	(10,298)	(13,007)	6,411	(4,011)	(20,905)
Income tax expense	5,202	(2,151)	(3,038)	-	13
Net profit/(loss) for the period	(5,096)	(15,158)	3,373	(4,011)	(20,892)
Non-cash expenses					
Depreciation and depletion	12,479	1,547	1,478	38	15,542
Unallocated corporate depreciation and depletion	-	-	-	-	-
Total depreciation and depletion	12,479	1,547	1,478	38	15,542
Exploration and evaluation expensed	-	-	-	-	-
Net impairment loss on oil and gas assets	11,283	15,614	-	75	26,972
Abandonment provision	-	-	-	-	-
Total non-cash expenses	23,762	17,161	1,478	113	42,514
Result after tax	**(5,096)**	**(15,158)**	**3,373**	**(4,011)**	**(20,892)**
Assets					
Segment assets	41,667	5,179	49,816	14,137	110,799
Unallocated corporate assets	-	-	-	-	-
Consolidated total assets	**41,667**	**5,179**	**49,816**	**14,137**	**110,799**
Liabilities					
Segment liabilities	11,644	1,678	30,561	515	44,398
Unallocated corporate liabilities	-	-	-	-	-
Consolidated total liabilities	**11,644**	**1,678**	**30,561**	**515**	**44,398**

23. Financial Reporting by Segments (cont')

2008	INDONESIA $000's	PNG $000's	NZ $000's	AUSTRALIA $000's	TOTAL $000's
Geographic segments					
Revenue					
Revenue from Australian customers	-	-	-	536	536
Revenue from international customers	29,962	8,347	-	-	38,309
Total revenue	29,962	8,347	-	536	38,845
Results					
Segment results	12,231	5,386	(369)	(1,704)	15,544
Unallocated corporate expenses	-	-	-	-	-
Operating profit/(loss) before tax	12,231	5,386	(369)	(1,704)	15,544
Income tax expense	(2,715)	(1,110)	-	-	(3,825)
Net profit/(loss) for the period	9,516	4,276	(369)	(1,704)	11,719
Non-cash expenses					
Depreciation and depletion	11,598	1,459	-	54	13,111
Unallocated corporate depreciation and depletion	-	-	-	-	-
Total depreciation and depletion	11,598	1,459	-	54	13,111
Exploration and evaluation expensed	-	-	-	-	-
Net impairment loss on oil and gas assets	-	-	-	-	-
Abandonment provision	-	236	-	-	236
Total non-cash expenses	11,598	1,695	-	54	13,347
Result after tax	**9,516**	**4,276**	**(369)**	**(1,704)**	**11,719**
Assets					
Segment assets	58,251	17,945	28,722	18,687	123,605
Unallocated corporate assets	-	-	-	-	-
Consolidated total assets	**58,251**	**17,945**	**28,722**	**18,687**	**123,605**
Liabilities					
Segment liabilities	20,180	2,264	13,610	474	36,528
Unallocated corporate liabilities	-	-	-	-	-
Consolidated total liabilities	**20,180**	**2,264**	**13,610**	**474**	**36,528**

Business Segments

The consolidated entity operates in the one business segment of petroleum exploration, development and production.

24. Share Based Payments

Directors and Employee Benefits – Share Based Payment Plans

Ownership based compensation payments for employees and executives of the group are made at the discretion of the Board.

Share Based Payments

The following reconciles the outstanding options and share rights granted as remuneration at the beginning and end of the year.

	2009 Number of Share Rights	2009 Number of Options
Balance at beginning of the Year	625,000	4,100,000
Granted during the Year	150,000	2,700,000
Forfeited during the Year	-	-
Expired during the Year	-	-
Issued Shares during the Year	-	-
Balance at end of the Year	775,000	6,800,000

Weighted average remaining contractual life of share rights is 0.7 years. Range of exercise prices for options as share rights is disclosed in the Remuneration Report.

	2008 Number of Share Rights	2008 Number of Options
Balance at beginning of the Year	-	5,350,000
Granted during the Year	625,000	1,000,000
Lapsed/forfeited during the Year	-	(1,250,000)
Expired during the Year	-	(1,000,000)
Issued Shares during the Year	-	-
Balance at end of the Year	625,000	4,100,000

Range of exercise prices for options as share rights is disclosed in the Remuneration Report.

Share Based Payments Granted – Share Entitlements and Options over Ordinary Shares

	Number of Share Rights Granted	Number of Options Granted
2009 Grant Dates		
1 October 2008	150,000 [i]	1,000,000
12 February 2009	-	1,700,000
2008 Grant Dates		
16 April 2008	625,000 [ii]	1,000,000
2007 Grant Dates		
23 April 2007	-	3,100,000
	775,000	**6,800,000**

[i] expiring 1 January 2011

[ii] expiring 1 January 2010

24. Share Based Payments (cont')

Key Assumptions used in Determining Value of Employee Entitlement Shares During the Year

Assumptions used	**Ordinary Shares Right** [i]	**Options issued to Executives and Employees** [ii]	**Options issued to Executives and Employees** [ii]	**Options issued to Executives and Employees** [ii]	**Options issued to Executives and Employees** [ii]
Share Price – grant date	18 cents	11 cents	11 cents	11 cents	11 cents
Volatility of Share Price	N/A	50%	50%	50%	50%
Exercise Price	N/A	15 cents	22.5 cents	25 cents	35 cents
Date of maturity	01/01/11	19/04/12	19/04/12	19/04/12	19/04/12
Risk Free Rate of Interest	4.5%	4.5%	4.5%	4.5%	4.5%
Expected Dividend Yield	-	-	-	-	-
Vesting Date	01/01/11	Immediate	Immediate	Immediate	19/04/10
Valuation	$8,438	$64,090	$21,548	$21,318	$7,370

Total expense for share based payments recognized during the financial year ended 30 June 2009 $100,424 (2008: $117,893).

[i] **Shares Rights Granted – Executives and Employees**

During the year and up to the date of this report, rights to 150,000 ordinary shares were granted to an employee. The shares have not been issued and will not vest until 01/01/11 based on the employee's continued tenure of employment.

The shares are measured based on their fair value at grant date (1 October 2008). This fair value is based on the market price. The vesting conditions are not taken into account when estimating the fair value of the shares but will be taken into account by adjusting the number of shares expected to vest. Assuming the employee is expected to remain employed until 1 January 2011 and therefore the shares are expected to vest, the fair value of the shares is recognised over the period from grant date to vesting date, i.e: 1 October 2008 to 1 January 2011.

[ii] **Options over ordinary shares – Executives and Employees**

During the year and up to the date of this report, 2,700,000 options over ordinary shares were granted to executives and employees.

25. Key Management Personnel and Related Party Disclosures

Key Management Personnel

The following were Directors of Cue Energy Resources Limited during the financial year:

Chairman
R.G. Tweedie (Non-Executive)

Non-Executive Directors
E.G. Albers - Resigned 04/09/09
L. Musca

Key Management Personnel

Executives (other than Directors with the authority for strategic direction and management).

Name	***Position***
R.J. Coppin	Chief Executive Officer
A.M. Knox	Company Secretary and Chief Financial Officer

Remuneration

Management Personnel

Total remuneration payments and equity issued to Directors and Key Management personnel are summarised below:

Elements of Directors and executives remuneration:

- Short term employments benefits
- Post employment benefits – superannuation
- Share based payments – shares

Key Management Personnel Compensation

The aggregate compensation of the key management personnel of the entity is set out below:

	Consolidated Entity		**Parent Company**	
	2009 $000's	**2008 $000's**	**2009 $000's**	**2008 $000's**
Short term employment benefits	740,150	705,861	740,150	705,861
Post employment benefits	-	-	-	-
Other long term benefits	-	-	-	-
Termination benefits	-	-	-	-
Share based payment	229,850	260,106	229,850	260,106
	970,000	965,967	970,000	965,967

Refer to the Remuneration Report in the Director's Report for detailed compensation disclosures on key management personnel.

Options holdings

The number of options in ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the Executive Key Management Personnel including their personally related entities are set out below:

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
E.G. Albers	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	1,500,000	500,000	-	-	2,000,000	2,000,000
A.M. Knox	1,500,000	500,000	-	-	2,000,000	2,000,000

Details of Options

No. of Options	Exercise Price	Grant Date	Price of Share at Grant Date	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value $
1,000,000	0.15	12/02/09	11 cents	19/04/12	Immediate	0	50%	4.5	37,700

25. Key Management Personnel and Related Party Disclosures (cont')

Options issued have been valued using the Black Scholes method and are not based on Company performance, but industry practice.

Estimated volatility is based on share price over the preceding 12 months. There are no further conditions attached to the options.

Shareholdings	Balance at end of year	Acquired during year on exercise of options	Other purchases	Purchases as Part of Directors Savings Plan*	Sales during the year	Balance at Report Date
Directors 2009						
R.G. Tweedie	2,656,972	-	-	431,567	-	3,088,539
E.G. Albers	8,078,464	-	873,286	215,783	-	9,167,533
L. Musca	12,555,444	-	-	215,783	-	12,771,227
Directors 2008						
R.G. Tweedie	2,579,877	-	-	77,095	-	2,656,972
E.G. Albers	8,039,917	-	-	38,547	-	8,078,464
L. Musca	12,516,897	-	-	38,547	-	12,555,444
Executives 2009						
R.J. Coppin	1,500,000	-	-	-	-	1,500,000
A.M. Knox	1,865,280	-	73,056	-	-	1,938,336
Executives 2008						
R.J. Coppin	1,500,000	-	-	-	-	1,500,000
A.M. Knox	1,776,553	-	88,727	-	-	1,865,280

* Share purchases made on behalf of Directors as part of their remuneration for the year ended 30 June 2009.

Related party transactions and balances

Members of the Board of Directors

The Directors in office during the year were L. Musca, R. Tweedie and E.G. Albers. During the year Directors' fees for the parent company of $199,945 were paid (2008: $175,002). Included in this amount are cash payments, of 33,333 to Leon Nominees Pty Ltd of which one Director is associated and $8,333 to 500 Custodian Pty Ltd and $24,999 to Capricorn Mining Pty Ltd of which one Director is associated.

The Company is in joint ventures with Exoil Limited and Gascorp Australia Ltd, companies associated with a Director, E.G. Albers, in three Australian exploration permits respectively.

The permits with Exoil Limited are T/37P, T/38P and WA-359-P and with Gascorp Australia Ltd, WA-360-P, WA-361-P and WA-409-P. Cue is the operator of T/37P, T/38P and WA-409-P, which are held on a 50:50 basis. Refer Note 19 for further details. Management fees received on these licences were $164,648 (2008: $170,685).

The joint venture arrangements are on commercial terms.

Subsidiaries

Details of subsidiary companies are shown in Note 12. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 10 and Note 16. Allowance has been made by the parent company for possible non-recovery of loans to subsidiaries of $57.463M (2008: $51.363M).

Repayment of amounts owing to the Company at 30 June 2009 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company has provided a financial guarantee for Cue Taranaki's performance, as required by the Maari FPSO lease and contract, and guaranteed performance under the project loan facility until construction completion.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $480,000 (2008: $480,000) and interest of $485,521 (2008: $409,658) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd.

26. Note to Cash Flow Statement

	Consolidated		Parent	
	2009 $000's	2008 $000's	2009 $000's	2008 $000's
(a) Reconciliation of operating profit / (loss) to net cashflows from operating activities:				
Reported profit / (loss) after tax	(20,892)	11,719	(9,146)	(815)
Impact of changes in working capital items				
Decrease/(increase) in receivables	2,029	(20,929)	241	225
Increase/(decrease) in payables	(3,071)	18,173	(134)	(57)
Items not involving cash flows				
Depreciation	38	54	38	54
Amortisation	15,504	13,024	-	(480)
Management Fee	-	-	-	-
Share based payments	214	118	214	118
Finance Fee	-	-	-	(410)
Employee provisions movement	(4)	10	(4)	10
Net loss/(gain) on foreign currency conversion	(1,776)	1,046	2,075	1,046
Write down/(up) value of exploration expenditure	26,972	-	-	-
Write down/(up) value of investments	-	-	6,100	-
Net cash flows from/(used in) operating activities	19,014	23,215	(616)	(309)
(b) Cash comprises cash balances held within Australia and overseas:				
Australia	4,324	14,761	4,324	14,761
Cash flow statement cash balance	4,324	14,761	4,324	14,761

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Report on the Financial Report

We have audited the accompanying financial report of Cue Energy Resources Limited, which comprises the balance sheet as at 30 June 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Cue Energy Resources Limited and the consolidated entity. The consolidated entity comprises Cue Energy Resources Limited and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1 (b), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with Australian Equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

PKF

Chartered Accountants
& Business Advisers

Auditor's Opinion

In our opinion:

(a) the financial report of Cue Energy Resources Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1(b).

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 22 to 27 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Cue Energy Resources Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Acts 2001*.

PKF

PKF

David Garvey
Partner

25 September 2009
Melbourne

CUE ENERGY RESOURCES LIMITED

ABN 45 066 383 971

Level 21, 114 William Street
Melbourne Victoria 3000 Australia

Telephone: +61 3 9670 8668
Facsimile: + 61 3 9670 8661
Web Site: www.cuenrg.com.au
E-mail: mail@cuenrg.com.au